UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2011

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

QUARTERLY REPORT

January-September

2011

3Q11

BBVA

QUARTERLY REPORT

January-September

2011

Contents

2 BBVA Group highlights

3 Group information

Relevant events 3

Earnings 6

Balance sheet and business activity 13

Capital base 17

Risk management 19

The BBVA share 21

Corporate responsibility 22

23 Business areas

Spain 25

Eurasia 31

Mexico 34

South America 38

The United States 42

Corporate Activities 46

Other information: Wholesale Banking & Asset Management 49

# BBVA Group highlights

## BBVA Group highlights

(Consolidated figures)

| | 30-09-11 | Δ% | 30-09-10 | 31-12-10 |
|---|---|---|---|---|
| **Balance sheet (million euros)** | | | | |
| Total assets | 584,438 | 4.8 | 557,761 | 552,738 |
| Customer lending (gross) | 352,633 | 2.8 | 343,084 | 348,253 |
| Customer funds on balance sheet | 282,050 | 10.3 | 255,798 | 275,789 |
| Other customer funds | 136,588 | (4.4) | 142,902 | 146,188 |
| Total customer funds | 418,638 | 5.0 | 398,700 | 421,977 |
| Total equity | 39,868 | 21.1 | 32,909 | 37,475 |
| Shareholders' funds | 41,552 | 31.5 | 31,610 | 36,689 |
| **Income statement (million euros)** | | | | |
| Net interest income | 9,676 | (5.0) | 10,182 | 13,320 |
| Gross income | 15,052 | (5.7) | 15,964 | 20,910 |
| Operating income | 7,753 | (16.8) | 9,322 | 11,942 |
| Income before tax | 4,145 | (21.2) | 5,260 | 6,422 |
| Net attributable profit | 3,143 | (14.3) | 3,668 | 4,606 |
| **Data per share and share performance ratios** | | | | |
| Share price (euros) | 6.18 | (37.6) | 9.91 | 7.56 |
| Market capitalization (million euros) | 29,817 | (19.7) | 37,124 | 33,951 |
| Net attributable profit per share (euros) | 0.66 | (26.9) | 0.90 | 1.16 |
| Book value per share (euros) | 8.61 | 2.1 | 8.43 | 8.17 |
| P/BV (Price/Book value; times) | 0.7 | | 1.2 | 0.9 |
| **Significant ratios (%)** | | | | |
| ROE (Net attributable profit/Average equity) | 11.3 | | 17.2 | 15.8 |
| ROA (Net income/Average total assets) | 0.83 | | 0.95 | 0.89 |
| RORWA (Net income/Average risk-weighted assets) | 1.46 | | 1.75 | 1.64 |
| Efficiency ratio | 48.5 | | 41.6 | 42.9 |
| Risk premium | 1.10 | | 1.38 | 1.33 |
| NPA ratio | 4.1 | | 4.1 | 4.1 |
| NPA coverage ratio | 60 | | 62 | 62 |
| **Capital adequacy ratios (%)** | | | | |
| BIS Ratio | 12.6 | | 12.8 | 13.7 |
| Core capital | 9.1 | | 8.2 | 9.6 |
| Tier I | 9.8 | | 9.2 | 10.5 |
| **Other information** | | | | |
| Number of shares (millions) | 4,825 | 28.7 | 3,748 | 4,491 |
| Number of shareholders | 981,348 | 10.4 | 889,104 | 952,618 |
| Number of employees [1] | 110,625 | 5.1 | 105,265 | 106,976 |
| Number of branches [1] | 7,436 | 1.0 | 7,362 | 7,361 |
| Number of ATMs [1] | 18,192 | 9.5 | 16,619 | 17,055 |

**General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.**

(1) Excluding Garanti.

2 BBVA Group highlights

Group information

Relevant events

Stress levels in liquidity and sovereign risk reached a high in the third quarter of 2011, particularly in the euro area. As a result, most of the European banking sector has seen some major sources of funding reduced. This in turn has increased the use of the liquidity facilities provided by the central banks. This situation has given rise to doubts in the markets about certain business models with a high level of leverage. Other factors worth highlighting have been the loss of value in numerous assets as a result of increased funding costs and the prevailing uncertainty. In particular, there were significant falls in the equity and public and private debt markets and a low level of business activity, above all that most closely related to the wholesale business. Against this background of loss of confidence, the Group has once more demonstrated over the quarter that its business model is sound, particularly in terms of its liquidity position and generation of earnings.

In terms of liquidity, BBVA has a privileged position with respect to most of its competitors, in the following aspects:

The smallest balance sheet within its peer group, at €584 billion.

A highly customer-centric retail model, with a very solid deposit base, as shown by the fact that BBVA is the bank with the biggest customer deposit/total asset ratio within the peer group, at 48.3% at the close of September 2011.

A wholesale banking business based on a strong relationship with its customers and characterized by low leverage levels. BBVA is recovering competitiveness in an environment in which other banks have announced significant deleveraging plans.

In addition, the Group has always been proactive in its management of long-term wholesale finance, and used conservatively the “windows of opportunity” offered by the markets. In fact, in June BBVA already had its financing needs fully covered for 2011; and the coming years it has the lowest level of long-term funding maturities of any bank in its peer group. It should also be pointed out that these maturities are not concentrated in any specific period.

It is worth noting that under the BBVA management model each banking subsidiary or group must be self-sufficient in its sources of funding within its respective geographical area.

Finally, it must be pointed out that BBVA does not depend on the US market for short-term market funding (one of the key subjects this quarter), and it has only used it in the past when appropriate as a cheap source.

The most important point with respect to generation of earnings over the period is the continued growth of the most recurring income, i.e. gross income excluding dividends or NTI:

There was no contribution from net trading income (NTI) over the quarter, which characterizes the profile of the account. The slightly negative NTI (-€25m) can be explained by the low level of activity in Wholesale Banking and the fall in asset prices over the period.

Gross income for the quarter was €4,627m. The fall compared with €5,162m in the previous quarter is the result of the performance of NTI mentioned above and the dividend paid in May from the stake in Telefonica. Excluding dividends and NTI, the gross recurring income generated by BBVA between July and September was €4,602m, up 0.8% quarter-on-quarter. This gives a figure of €15,052m year to date and €13,656m (about 91%) excluding NTI or dividends.

Operating expenses amounted to €2,461m for the quarter, slightly below the figure for the second quarter. The efficiency ratio was 48.5% at the close of September, one of the best among the Bank’s European peers.

Impairment losses on financial assets, together with allocation to provisions and other gains (losses), remain at a similar level to the previous quarter.

Between July and September 2011, the Group obtained a net attributable profit of €804m. This figure does not include the dividends from Telefonica (which are paid in the second and fourth quarter of each year) and has been affected by the zero contribution from NTI.

The Group has maintained its main risk indicators stable for yet another quarter (the seventh since December 2009). The NPA ratio closed 30-Sep-2011 at 4.1% and the coverage ratio at 60%.

With respect to solvency, BBVA continues to have an excellent capital position. At the close of September the core ratio was 9.1%, supported by the generation of earnings and the implementation of the “Dividend Option.”

All the business areas have contributed positively to the Group’s results. The most significant aspects for each of them are detailed below:

Relevant events 3

- The businesses in **Spain** show weak lending activity as a result of the (necessary and positive) deleveraging process being undertaken in the economy. It is important to highlight that the liquidity gap in the area is continuing to improve: on the one hand, through the restriction on lending; and on the other hand, due to the positive performance of deposits, as can be seen from the high rate of customer renewals of term deposits written a year ago, despite their being at a significantly lower interest rate. As a result, the quarterly net interest income still shows strong resilience (€1,096m compared with the €1,102m in the second quarter). The quarterly fall of 13.6% in gross income (€4,900m year to date) can be explained by the economic situation, the low level of activity in Wholesale Banking, and the decline in asset prices in general, with a major impact on NTI. The area's net attributable profit year to date stands at €1,162m. The NPA and coverage ratios remain stable, at 4.9% and 42% respectively as of 30-Sep-2011. The IPOs in July by CaixaBank, Bankia and Banca Cívica, combined with recent interventions in some savings banks, have begun to clear up uncertainty in terms of the restructuring of the banking sector.

- Of particular note in **Eurasia** is the contribution of the Chinese bank CNCB and the payment made by BBVA for its capital increase. Two factors have influenced the decision to undertake this operation: on the one hand, the need for it, due to the great strength of banking activity; and on the other hand, the wishes of the Chinese supervisor to maintain a highly solvent partner such as BBVA with the same stake as before the operation. The net attributable profit for the quarter is €257m, up on the figure of €251m the previous quarter. The year to date figure is €705m.

- **Mexico** continues to post sustained quality growth in business activity, above all in consumer finance, credit cards and customer funds, within a highly competitive financial system and interest rates at all-time lows. Net interest income has improved its year-on-year rate of growth (up 6.0% at constant exchange rates), while loan-loss provisions remain stable and the net attributable profit year to date is €1,275m (up 2.9% at constant exchange rates). It is important to highlight that BBVA Bancomer is the most profitable bank within its peer group, with a ratio of net interest income over ATA of 5.9%.

- **South America** continues to perform well, in both business activity (lending up 30.7% year-on-year and on-balance-sheet customer funds up 27.4%) and earnings. Gross income is up 19.0% over the last 12 months. This fact, combined with outstanding management of asset quality, has enabled the bank to continue to finance expansion projects and to show high rates of growth in net attributable profit which reached €754m year to date, up 11.2%.

- The **United States** is continuing with its process of changing its loan-book mix. In the third quarter of 2011, the favorable outcome in the new production of target portfolios of lending has offset the reduction in loans to the developer sector. This explains the quarter-on-quarter growth of 1.6% in gross customer lending in the area. The focus in customer funds continues to be on those of lower cost. The most important aspect in earnings continues to be the improvement in the cost of risk. The net attributable profit in the area year to date is €218m (up 1.5% year-on-year).

Finally, it is important to mention that a dividend of €0.10 per share was paid out in October 2011 under the **Dividend Option** scheme. The percentage of shareholders who have opted to receive new BBVA shares was over 91%, thus once more confirming the popularity of this new remuneration program.

## Economic environment

Global economic growth continued in the **third quarter of 2011,** thanks to the emerging countries (EAGLES), and despite the slowdown in developed economies, as shown by the latest economic data published. This has been the result of two factors: first, the efforts made at the start of the summer by European authorities have not managed to dissipate doubts about their capacity to manage the debt crisis; and second, the financial turmoil in the debt markets has had an effect on the perception of some segments of the European financial system, where it is extremely exposed to the debt of countries in difficulties.

In the **United States**, growth has slowed due to the sluggish recovery in employment and wages, a residential construction sector still deep in the process of correction, and the continued household deleveraging process. Despite pressure at the start of the quarter to implement a credible process of fiscal consolidation, doubts about the strength of economic activity have led to the search for a balance between long-term consolidation and the need to sustain the economy in the short term, resulting in

### Interest rates
(Quarterly averages)

| | 2011 | | | 2010 | | | |
|---|---|---|---|---|---|---|---|
| | 3Q | 2Q | 1Q | 4Q | 3Q | 2Q | 1Q |
| Official ECB rate | 1.50 | 1.25 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Euribor 3 months | 1.54 | 1.44 | 1.10 | 1.02 | 0.87 | 0.69 | 0.66 |
| Euribor 1 year | 2.00 | 2.13 | 1.74 | 1.52 | 1.40 | 1.25 | 1.22 |
| USA Federal rates | 0.25 | 0.25 | 0.25 | 0.25 | 0.25 | 0.25 | 0.25 |
| TIIE (Mexico) | 4.81 | 4.85 | 4.85 | 4.87 | 4.91 | 4.94 | 4.92 |

4 Group information

the proposal of measures particularly geared to job creation. Meanwhile, the Fed has given signs of accompanying with an accommodative monetary policy.

The slowdown and doubts about growth have also become consolidated in Europe. This time round, they also affect the core euro zone areas, which have shown some weakness in domestic demand, though so far this has been offset by strength in the foreign sector. The countries subject to European Union and International Monetary Fund programs continue with major adjustments (except in the case of Ireland, where the most recent figures suggest a recovery). Nevertheless, the focus of attention is still the resolution of the debt crisis, specifically the measures to take to re-channel the Greek debt to more sustainable levels. Doubts in this respect are affecting the financial system of the euro zone and leading to funding difficulties in the wholesale markets. The resurgence of tension has led to a change in the prospects of a gradual toughening of monetary policy by the European Central Bank (ECB). In fact, the ECB has interrupted its cycle of interest-rate hikes and appears prepared to continue with measures that support liquidity.

In Spain, the adjustment process continues and the economy has slowed slightly. Even so, the strength of the foreign sector has offset the weakness of domestic demand. At the same time, the public administration continues to be immersed in a major process of fiscal consolidation.

Despite the slowdown in advanced economies, emerging economies continue to grow solidly towards more sustainable levels. In Mexico, the most important indicators (industrial activity, formal employment, retail sales) remain positive, so the rate of growth could have continued in the third quarter at levels that are even slightly higher than the previous quarter. Inflation is not a concern, given the domestic environment of contained activity and moderate prospects of global growth. Monetary policy is therefore responding by a longer pause, and the lending rate will remain at 4.5% beyond 2012. The uncertainty is if anything biased towards a drop in the lending rate at the end of 2011 if the economic environment worsens.

Growth continues to be very strong in South America, where it is sustained by domestic demand and support from what is still a lax fiscal policy. Despite the slowdown in advanced economies, commodity prices remain high, which explains the strength of income.

The Chinese economy still appears sound. Although the region is already noting the effects of the slowdown caused by the greater weakness of foreign demand, most recent economic data have remained solid. Strong underlying domestic demand and what is still a high inflation rate will probably prevent the application of a policy of monetary easing, although the authorities are prepared to act (in the fiscal area as well) if the global weakness persists.

Finally, the Turkish economy is growing at a strong rate, although inflation is still relatively high due to the major drop in value of the Turkish lira in an environment of high global risk aversion, which has in general affected the Turkish financial markets. In any event, the Central Bank’s tone shows it is clearly committed to an accommodative monetary policy.

In terms of exchange rates evolution, the final rates of the Mexican peso have depreciated notably, in both year-on-year and particularly quarter-on-quarter terms. This is the currency with the biggest influence on the Group’s financial statements. The Chilean and Colombian peso have followed suit, although to a lesser extent. In contrast, the final rate of the US dollar appreciated in year-on-year, and particularly quarter-on-quarter terms. This is the second most important currency for the Group’s results. The rest of the other important currencies in Latin America have also gained. The exception is the year-on-year depreciation of the Argentinean peso. Overall, the impact on both the balance sheet and business activity over the last year and in the quarter is negative. The same is true for earnings in quarterly and year-on-year terms.

Exchange rates

(Expressed in currency/euro)

Year-end exchange rates Average exchange rates

30-09-11 % on 30-09-10 % on 30-06-11 % on 31-12-10 January-Sep. 11 % on January-Sep. 10

Mexican peso 18.5936 (7.9) (8.7) (11.0) 16.9273 (1.3)

U.S. dollar 1.3503 1.1 7.0 (1.0)1.4065 (6.5)

Argentinean peso 5.6773 (3.2) 4.6 (3.4) 5.7510 (9.7)

Chilean peso 695.41 (4.8) (2.1) (10.1) 666.67 2.5

Colombian peso 2,583.98 (4.9) (0.5) (1.0) 2,564.10 (2.0)

Peruvian new sol 3.7451 1.6 6.1 0.2 3.8930 (4.4)

Venezuelan bolivar fuerte 5.7991 1.1 7.0 (1.0) 6.0403 (8.1)

Turkish lira 2.5100 (21.1) (6.4) (17.6) 2.2920 (12.8)

Chinese yuan 8.6207 5.9 8.4 2.3 9.1378 (2.1)

Relevant events 5

Earnings

BBVA generated a net attributable profit for the third quarter of 2011 of €804m. There are two main factors that characterize the accounts for this period: on the one hand, the zero contribution from NTI; and on the other hand, the growth of the most recurrent earnings in the Group, i.e. the gross income excluding NTI or dividends. The following should be highlighted in this respect:

The positive performance of net interest income, which was up 2.2% in the quarter. This is due to the positive contribution of emerging markets and the resilience of net interest income in developed cou

# Earnings

BBVA generated a **net attributable profit** for the third quarter of 2011 of €804m. There are two main factors that characterize the accounts for this period: on the one hand, the zero contribution from NTI; and on the other hand, the growth of the most recurrent earnings in the Group, i.e. the gross income excluding NTI or dividends. The following should be highlighted in this respect:

- The positive performance of **net interest income**, which was up 2.2% in the quarter. This is due to the positive contribution of emerging markets and the resilience of net interest income in developed countries.
- The greater contribution from **net income by the equity method**, thanks to the positive performance of CNCB.
- As a result, the quarterly **gross income** excluding NTI or dividends was €4,602m, continuing with the upward trend since the start of the year.

## Net attributable profit

(Million euros)



-14.3% (1)
3,668
3,143
1,240
1,287
1,140
939
1,150
1,189
804
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At constant exchange rate: -13.3%.

- Finally, both **operating expenses** and **impairment on financial assets** were at similar levels to the previous quarter.

## Consolidated income statement: quarterly evolution

(Million euros)

| | 2011 | | | 2010 | | | |
|---|---|---|---|---|---|---|---|
| | 3Q | 2Q | 1Q | 4Q | 3Q | 2Q | 1Q |
| **Net interest income** | **3,286** | **3,215** | **3,175** | **3,138** | **3,245** | **3,551** | **3,386** |
| Net fees and commissions | 1,143 | 1,167 | 1,114 | 1,135 | 1,130 | 1,166 | 1,106 |
| Net trading income | (25) | 336 | 752 | 252 | 519 | 490 | 633 |
| Dividend income | 50 | 259 | 23 | 227 | 45 | 231 | 25 |
| Income by the equity method | 150 | 123 | 121 | 124 | 60 | 94 | 57 |
| Other operating income and expenses | 22 | 62 | 79 | 70 | 85 | 47 | 93 |
| **Gross income** | **4,627** | **5,162** | **5,263** | **4,946** | **5,084** | **5,579** | **5,301** |
| Operating costs | (2,461) | (2,479) | (2,359) | (2,325) | (2,262) | (2,262) | (2,118) |
| Personnel expenses | (1,325) | (1,306) | (1,276) | (1,240) | (1,211) | (1,215) | (1,149) |
| General and administrative expenses | (920) | (964) | (887) | (887) | (855) | (855) | (796) |
| Depreciation and amortization | (216) | (208) | (196) | (199) | (197) | (192) | (174) |
| **Operating income** | **2,166** | **2,683** | **2,904** | **2,621** | **2,821** | **3,317** | **3,183** |
| Impairment on financial assets (net) | (904) | (962) | (1,023) | (1,112) | (1,187) | (1,341) | (1,078) |
| Provisions (net) | (94) | (83) | (150) | (75) | (138) | (99) | (170) |
| Other gains (losses) | (166) | (154) | (71) | (273) | 113 | (88) | (72) |
| **Income before tax** | **1,002** | **1,484** | **1,659** | **1,162** | **1,609** | **1,789** | **1,862** |
| Income tax | (95) | (189) | (369) | (127) | (359) | (431) | (510) |
| **Net income** | **907** | **1,295** | **1,290** | **1,034** | **1,250** | **1,358** | **1,352** |
| Non-controlling interests | (103) | (106) | (141) | (96) | (110) | (70) | (113) |
| **Net attributable profit** | **804** | **1,189** | **1,150** | **939** | **1,140** | **1,287** | **1,240** |
| **Basic earnings per share (euros)** | **0.17** | **0.25** | **0.25** | **0.22** | **0.28** | **0.32** | **0.31** |

6 Group information

## Consolidated income statement

(Million euros)

| | January-Sep. 11 | Δ% | Δ% at constant exchange rates | January-Sep. 10 |
|---|---|---|---|---|
| **Net interest income** | **9,676** | **(5.0)** | **(3.0)** | **10,182** |
| Net fees and commissions | 3,424 | 0.7 | 2.5 | 3,402 |
| Net trading income | 1,063 | (35.3) | (34.0) | 1,642 |
| Dividend income | 332 | 10.2 | 10.7 | 302 |
| Income by the equity method | 394 | 86.6 | 86.6 | 211 |
| Other operating income and expenses | 163 | (27.5) | (32.3) | 225 |
| **Gross income** | **15,052** | **(5.7)** | **(4.0)** | **15,964** |
| Operating costs | (7,299) | 9.9 | 12.3 | (6,642) |
| Personnel expenses | (3,907) | 9.3 | 11.5 | (3,575) |
| General and administrative expenses | (2,771) | 10.6 | 13.2 | (2,506) |
| Depreciation and amortization | (620) | 10.4 | 13.6 | (562) |
| **Operating income** | **7,753** | **(16.8)** | **(15.6)** | **9,322** |
| Impairment on financial assets (net) | (2,890) | (19.9) | (18.4) | (3,606) |
| Provisions (net) | (328) | (19.7) | (19.2) | (408) |
| Other gains (losses) | (390) | n.m. | n.m. | (47) |
| **Income before tax** | **4,145** | **(21.2)** | **(20.1)** | **5,260** |
| Income tax | (652) | (49.8) | (49.0) | (1,300) |
| **Net income** | **3,492** | **(11.8)** | **(10.6)** | **3,960** |
| Non-controlling interests | (349) | 19.3 | 24.5 | (293) |
| **Net attributable profit** | **3,143** | **(14.3)** | **(13.3)** | **3,668** |
| **Basic earnings per share (euros)** | **0.66** | **(26.9)** | **n.m.** | **0.90** |

## Net interest income

The Group's quarterly **net interest income** continues to show great resilience. Between July and September 2011, it totaled €3,286m, 1.3% up on the same period last year and 2.2% above the figure for the previous quarter. This is the result of increased business in emerging markets, as well as the appropriate management of spreads in developed countries as volumes of business fall. The figure year to date is €9,676m.

In business with customers in the domestic sector of the **euro area**, yield on loans was up

### Net interest income

(Million euros)



-5.0% (1)
10,182
9,676
3,386
3,551
3,245
3,138
3,175
3,215
3,286
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At constant exchange rate -3.0%.

### Customer spread. Euros domestic sector

(Percentage)



Yield on total net lending
Customer spread
Cost of deposits
3.22
3.31
3.48
3.60
3.85
1.70
1.77
1.76
1.81
2.10
1.52
1.53
1.73
1.80
1.75
3Q
4Q
1Q
2Q
3Q
2010
2011

Earnings 7

## Breakdown of yields and costs

| | 3Q11 | | 2Q 11 | | 1Q11 | | 4Q10 | | 3Q10 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | % of ATA | % yield/ Cost | % of ATA | % yield/ Cost | % of ATA | % yield/ Cost | % of ATA | % yield/ Cost | % of ATA | % yield/ Cost |
| Cash and balances with central banks | 3.8 | 1.19 | 3.6 | 1.25 | 3.7 | 1.30 | 4.0 | 1.17 | 4.2 | 0.99 |
| Financial assets and derivatives | 25.4 | 2.87 | 24.3 | 2.98 | 24.4 | 3.03 | 25.2 | 2.75 | 26.0 | 2.61 |
| Loans and advances to credit institutions | 4.4 | 2.88 | 5.3 | 2.35 | 4.5 | 2.23 | 4.7 | 1.97 | 4.2 | 2.14 |
| Loans and advances to customers | 59.7 | 5.62 | 60.3 | 5.42 | 61.2 | 5.24 | 59.9 | 4.89 | 59.5 | 4.86 |
| Euros | 38.4 | 3.50 | 39.2 | 3.31 | 40.0 | 3.25 | 39.5 | 3.12 | 39.0 | 3.12 |
| Domestic | 33.1 | 3.85 | 34.0 | 3.60 | 35.4 | 3.48 | 35.6 | 3.31 | 35.4 | 3.22 |
| Other | 5.2 | 1.31 | 5.2 | 1.41 | 4.6 | 1.43 | 3.9 | 1.48 | 3.6 | 2.10 |
| Foreign currencies | 21.3 | 9.44 | 21.1 | 9.33 | 21.3 | 8.98 | 20.4 | 8.31 | 20.5 | 8.19 |
| Other assets | 6.7 | 0.45 | 6.4 | 0.37 | 6.1 | 0.44 | 6.2 | 0.46 | 6.1 | 0.43 |
| **Total assets** | **100.0** | **4.29** | **100.0** | **4.19** | **100.0** | **4.12** | **100.0** | **3.79** | **100.0** | **3.73** |
| Deposits from central banks and credit institutions | 14.3 | 2.73 | 13.7 | 2.52 | 11.3 | 2.68 | 12.9 | 2.15 | 15.1 | 1.82 |
| Deposits from customers | 48.3 | 2.17 | 48.6 | 2.06 | 50.6 | 1.77 | 48.1 | 1.63 | 45.6 | 1.51 |
| Euros | 27.3 | 1.72 | 26.6 | 1.64 | 28.1 | 1.35 | 24.6 | 1.40 | 22.5 | 1.23 |
| Domestic | 16.6 | 1.75 | 17.7 | 1.80 | 17.7 | 1.73 | 17.3 | 1.77 | 16.6 | 1.52 |
| Other | 10.7 | 1.67 | 8.9 | 1.31 | 10.5 | 0.72 | 7.3 | 0.51 | 5.8 | 0.41 |
| Foreign currencies | 21.0 | 2.75 | 22.1 | 2.57 | 22.4 | 2.28 | 23.4 | 1.87 | 23.2 | 1.78 |
| Debt certificates and subordinated liabilities | 18.9 | 2.47 | 20.3 | 2.27 | 20.1 | 2.15 | 20.4 | 2.15 | 20.6 | 1.95 |
| Other liabilities | 11.7 | 0.99 | 10.7 | 1.02 | 11.1 | 1.29 | 12.3 | 0.64 | 12.8 | 0.64 |
| Equity | 6.8 | - | 6.7 | - | 6.9 | - | 6.3 | - | 5.9 | - |
| **Total liabilities and equity** | **100.0** | **2.02** | **100.0** | **1.92** | **100.0** | **1.77** | **100.0** | **1.58** | **100.0** | **1.45** |
| **Net interest income/Average total assets (ATA)** | | **2.27** | | **2.27** | | **2.35** | | **2.21** | | **2.28** |

again in the third quarter of 2011 by 19 basis points to 3.50%, while the cost of funds slowed its rise significantly, and increased by only 8 basis points to 1.72%. As a result, the customer spread was up 11 basis points on the figure for the second quarter of 2011 to 1.78%. This improvement practically offsets the effects of lower lending and more expensive wholesale funding.

In **Mexico**, interbank rates are still low and practically at the same levels as at the close of the second quarter of 2011. The yield on loans has risen by 14 basis points on the figure at the close of the previous quarter, to 13.10%, thanks to the good new production figures, above all in consumer finance and credit cards. Deposit costs increased by barely 5 basis points in the quarter to 1.96%. Thus the customer spread stood at 11.14% at the close of the quarter (11.05% in the first quarter of 2011) and the net interest income year to date in the area is up 6.0% year-on-year at constant exchange rates.

Competitive pressure remains high in **South America**. However, buoyant business activity means that the net interest income year to date in the area was up 28.4% year-on-year at constant exchange rates.

**Net interest income/ATA**
**BBVA Group** (Percentage)



2.28
2.21
2.35
2.27
2.27
3Q
4Q
1Q
2Q
3Q
2010
2011

8 Group information

Finally, in the United States net interest income between July and September 2011 remained at similar levels to those of the previous two quarters at constant exchange rates, despite the continued increase in the proportion of lower risk loans, and thus lower yield. The above is the result of continuing good price management by BBVA Compass.

Gross income

Fees and commissions amount to €3,424m year to date, practically the same (up 0.7%) as for the same period in 2010. There was a positive contribution from the Turkish bank Garanti, and good figures from the banking business fees, which were up 1.4% year-on-year. However, fees from the fund management business were down 1.1% due to the adverse market conditions.

The negative performance of NTI over the quarter can be explained by various factors: a fall in asset values, reduced customer activity and the lack of earnings from portfolio sales. As a result, this item amounted to an accumulated figure of €1,063m to September (€1,642m a year ago).

Dividend income, which basically includes income from BBVA’s holding in Telefonica, amounted to €332m, 10.2% up on the same period in 2010. However, it is important to note that the Telefonica remuneration is paid in the second and fourth quarters of 2011.

Income by the equity method continues with its positive trend, with year-on-year growth of 86.6% to €394m, thanks basically to the significant contribution from CNCB.

Finally, the item of other operating income and expenses amounted to €163m, down 27.5% compared with the same period last year. This fall is the result of both, the hyperinflation in Venezuela and the increased allocation to the deposit guarantee fund (up 21.8% year-on-year), which have not been offset by the positive performance of income from the insurance business (up 13.9%).

To sum up, the strong resilience of the Group’s recurring earnings, together with the negative figures from NTI, combine to explain why the gross income year to date is 5.7% down on the figure 12 months previously, at €15,052m. However, it is important to point out BBVA’s high capacity to generate recurring revenues quarter after quarter. The quarterly gross income net of NTI and dividends amounted to €4,602m, a year-on-year increase of 1.8% and a quarterly increase of 0.8%. In the year to date figures, the recurring gross income excluding NTI and dividends amounted to €13,656m, 2.6% down on the same period in 2010. This is due to a customer-centric retail model that uses technology as leverage and is highly diversified geographically, with the emerging countries gaining increasing weight.

Operating income

Operating expenses amounted to €7,299m year to date, slowing their rate of year-on-year growth to 9.9%. This item continues to be influenced by the Group’s investments in emerging countries, in infrastructure, in its new technological platform and brand image.

Gross income net of NTI and dividends

(Million euros)

-2.6% (1)

14,020 13,656

4,643 4,858 4,520 4,467 4,488 4,566 4,601

1Q 2Q 3Q 4Q 1Q 2Q 3Q

2010 2011

(1) At constant exchange rate: -0.8%.

Gross income

(Million euros)

-5.7% (1)

15,964 15,052

5,301 5,579 5,084 4,946 5,263 5,162 4,627

1Q 2Q 3Q 4Q 1Q 2Q 3Q

2010 2011

(1) At constant exchange rate: -4.0%.

Earnings 9

## Breakdown of operating costs and efficiency calculation

(Million euros)

| | January-Sep. 11 | Δ% | January-Sep. 10 | 2010 |
|---|---|---|---|---|
| **Personnel expenses** | **3,907** | **9.3** | **3,575** | **4,814** |
| Wages and salaries | 3,003 | 8.7 | 2,763 | 3,740 |
| Employee welfare expenses | 567 | 10.3 | 514 | 689 |
| Training expenses and other | 337 | 13.0 | 298 | 386 |
| **General and administrative expenses** | **2,771** | **10.6** | **2,506** | **3,392** |
| Premises | 633 | 12.7 | 562 | 750 |
| IT | 462 | 8.9 | 424 | 563 |
| Communications | 223 | 6.4 | 209 | 284 |
| Advertising and publicity | 271 | 8.2 | 250 | 345 |
| Corporate expenses | 77 | 19.1 | 65 | 89 |
| Other expenses | 829 | 8.1 | 767 | 1,040 |
| Levies and taxes | 276 | 20.8 | 228 | 322 |
| **Administration costs** | **6,678** | **9.8** | **6,080** | **8,207** |
| **Depreciation and amortization** | **620** | **10.4** | **562** | **761** |
| **Operating costs** | **7,299** | **9.9** | **6,642** | **8,967** |
| **Gross income** | **15,052** | **(5.7)** | **15,964** | **20,910** |
| **Efficiency ratio (Operating costs/Gross income, in %)** | **48.5** | **16.5** | **41.6** | **42.9** |

### Operating costs

(Million euros)


+9.9% (1)
6,642
7,299
2,118
2,262
2,262
2,325
2,359
2,479
2,461
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At constant exchange rate +12.3%.

### Efficiency


(Million euros)
Gross income
Operating cost
15,964
20,910
15,052
6,642
8,967
7,299
Efficiency ratio
(Percentage)
41.6
42.9
48.5
January-Sep. 2010
2010
January-Sep. 2011
January-Sep. 2010
2010
January-Sep. 2011

At the close of September, the Bank employed 110,625 **people**, a year-on-year increase of 5.1% and a quarter-on-quarter increase of 0.9%. The **branch network** numbered 7,436 units as of 30-Sep-2011, 9 more than at the close of June and 74 more than the figure for 30-Sep-2010. The increase is the result of the expansion process undertaken in emerging countries (basically Mexico and South America). Finally, there is the ongoing increase in **ATM** numbers.

As of 30-Sep-2011 there were 18,192 units, 9.5% up year-on-year and 1.9% up quarter-on-quarter.

To sum up, this trend in income and costs has resulted in an **operating income** year to date (30-Sep-2011) of €7,753m (€9,322m in January-September 2010). Excluding the least recurring income, NTI and dividends, this figure is €6,358m, 13.8% down on that a year ago.

10 Group information

### Number of employees [1]


Spain
Mexico
South America
The United States
Rest of the world
105,265
28,629
33,169
28,886
12,609
106,976
28,416
34,082
29,608
12,863
110,625
29,132
35,538
30,690
12,991
September 2010
December 2010
September 2011

(1) Excluding Garanti.

### Number of branches [1]


Spain
Mexico
South America
The United States
Rest of the world
7,362
3,024
1,985
1,457
752
7,361
3,024
1,985
1,456
752
7,436
3,018
1,999
1,545
745
September 2010
December 2010
September 2011

(1) Excluding Garanti.

### Number of ATMs [1]


Spain
Mexico
South America
The United States
16,619
5,061
6,558
3,910
1,090
17,055
5,138
6,760
4,079
1,078
18,192
5,258
7,293
4,540
1,101
September 2010
December 2010
September 2011

(1) Excluding Garanti.

### Operating income

(Million euros)


-16.8% (1)
9,322
7,753
3,183
3,317
2,821
2,621
2,904
2,683
2,166
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At constant exchange rate: -15.6%.

## Provisions and others

**Impairment losses on financial assets** continue to show a slight decrease on the previous quarter. Up until September 2011 they amounted to €2,890m, a year-on-year reduction of 19.9%. As a result, the Group's risk premium has improved by 8 basis points over the quarter to 1.01%, and the coverage ratio now stands at 60%.

### Impairment losses on financial assets

(Million euros)


-19.9% (1)
3,606
2,890
1,078
1,341
1,187
1,112
1,023
962
904
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At constant exchange rate: -18.4%.

**Provisions** amount to €328m, 19.7% down on last year. They basically include provisions for early retirements, other contributions to pension funds and contingent liabilities provisions.

**Other gains (losses)** stand at a negative €391m, compared with losses of €47m last year. These losses are mainly related to provisions on real estate and foreclosed assets with the aim of maintaining coverage at levels of over 30%.

Finally, there was also a low tax charge this quarter, mainly due to the lower NTI, revenues with low or zero tax rates (basically dividends and equity accounted earnings), and the higher proportion of results coming from The Americas and Garanti, which carry a low effective tax rate.

Earnings 11

Net attributable profit

In conclusion, the positive performance of recurring revenues and loan-loss provisions has allowed the BBVA Group to continue with its expansion plans designed to lay the foundations for future growth while generating a net attributable profit of €804m in the second quarter and €3,143m year to date. This performance is in an adverse market environment, despite which all the business areas are generating positive results. In this regard, Spain generated €1,162m year to date, Eurasia €705m, Mexico €1,275m, South America €754m, and the United States €218m.

Earnings per share (EPS) year to date (30-Sep-2011) stood at €0.66 compared with €0.90 in the same period in 2010, after correcting for the effects of the capital increases in November 2010 and April 2011. The increase in the Group’s shareholders’ funds has led to a 2.1% year-on-year increase in the book value per share to €8.61. Finally, ROE was 11.3% and return on average assets (ROA) 0.83%, making BBVA one of the most profitable banks in its peer group.

ROE

(Percentage)

January-September

2010

2010 January-September

2011

17.2 15.8 11.3

Earnings per share

(Euros)

0.31

1Q

0.32

2Q

0.28

3Q

0.22

4Q

0.25

1Q

-26.9%

2010 2011

0.25

2Q

0.90 0.66

0.17

3Q

ROA

(Percentage)

0.95 0.89 0.83

January-September

2010

2010 January-September

2011

12 Group information

# Balance sheet and business activity

At the close of the **third quarter of 2011**, BBVA's balance sheet continues to show great stability, at €584 billion. The main features of the Group's balance sheet and business activity in this period can be summed up as follows:

- Given the current economic and financial situation, it is important to stress that BBVA has a sound **balance sheet** with little leverage and its 2011 funding requirements covered. For 2012 these requirements are the lowest among its

## Consolidated balance sheet

(Million euros)

| | 30-09-11 | ∆% | 30-09-10 | 30-06-11 | 31-12-10 |
|---|---|---|---|---|---|
| Cash and balances with central banks | 24,637 | 18.2 | 20,836 | 21,369 | 19,981 |
| Financial assets held for trading | 74,859 | 8.0 | 69,306 | 63,421 | 63,283 |
| Other financial assets designated at fair value through profit or loss | 2,825 | 4.4 | 2,706 | 2,912 | 2,774 |
| Available-for-sale financial assets | 58,768 | 2.1 | 57,558 | 60,599 | 56,457 |
| Loans and receivables | 369,919 | 2.5 | 360,762 | 371,314 | 364,707 |
| Loans and advances to credit institutions | 23,756 | (4.4) | 24,846 | 22,890 | 23,636 |
| Loans and advances to customers | 343,416 | 2.9 | 333,741 | 346,222 | 338,857 |
| Other | 2,747 | 26.3 | 2,175 | 2,202 | 2,213 |
| Held-to-maturity investments | 11,049 | 11.9 | 9,877 | 9,334 | 9,946 |
| Investments in entities accounted for using the equity method | 5,352 | 25.9 | 4,250 | 4,518 | 4,547 |
| Tangible assets | 7,026 | 6.6 | 6,593 | 6,965 | 6,701 |
| Intangible assets | 10,068 | 29.3 | 7,785 | 9,722 | 8,007 |
| Other assets | 19,935 | 10.2 | 18,087 | 18,551 | 16,336 |
| **Total assets** | **584,438** | **4.8** | **557,761** | **568,705** | **552,738** |
| Financial liabilities held for trading | 50,616 | 6.1 | 47,706 | 34,686 | 37,212 |
| Other financial liabilities at fair value through profit or loss | 1,716 | 9.7 | 1,565 | 1,815 | 1,607 |
| Financial liabilities at amortized cost | 468,494 | 3.9 | 450,843 | 471,248 | 453,164 |
| Deposits from central banks and credit institutions | 80,072 | 6.4 | 75,225 | 80,545 | 68,180 |
| Deposits from customers | 282,050 | 10.3 | 255,798 | 278,496 | 275,789 |
| Debt certificates | 83,107 | (12.0) | 94,394 | 86,673 | 85,180 |
| Mortgage bonds and coverage bonds | 35,753 | (7.0) | 38,436 | 35,602 | 40,246 |
| Assets sold under repurchase agreement and other | 47,354 | (15.4) | 55,957 | 51,070 | 44,933 |
| Subordinated liabilities | 16,067 | (13.4) | 18,553 | 17,586 | 17,420 |
| Other financial liabilities | 7,198 | 4.7 | 6,873 | 7,948 | 6,596 |
| Liabilities under insurance contracts | 7,478 | (6.1) | 7,961 | 7,607 | 8,033 |
| Other liabilities | 16,265 | (3.1) | 16,777 | 15,705 | 15,246 |
| **Total liabilities** | **544,569** | **3.8** | **524,852** | **531,062** | **515,262** |
| Non-controlling interests | 1,730 | 21.3 | 1,426 | 1,562 | 1,556 |
| Valuation adjustments | (3,414) | n.m. | (128) | (2,596) | (770) |
| Shareholders' funds | 41,552 | 31.5 | 31,610 | 38,677 | 36,689 |
| **Total equity** | **39,868** | **21.1** | **32,909** | **37,643** | **37,475** |
| **Total equity and liabilities** | **584,438** | **4.8** | **557,761** | **568,705** | **552,738** |
| **Memorandum item:** | | | | | |
| Contingent liabilities | 38,530 | 13.9 | 33,819 | 36,360 | 36,441 |

Balance sheet and business activity 13

main competitors. This is because its business model, focused on the retail segment and with a high degree of capillarity in its distribution network, gives it a great capacity to gather liquidity without recourse to the markets. In fact, it has the best ratio of customer deposits to total assets within its peer group at 48.3% at the close of September 2011.

- Geography continues to be the main differentiating factor in the **loan book**. On the one hand, there is the positive performance of Latin America, China and Turkey; on the other, weakness in asset new production continues in Spain. Finally, in the United States growth is variable, with the corporate segment performing particularly well.

- **Customer funds** are performing well, thanks to the favorable trend in deposits in practically all the geographical areas. Mexico and South America stand out in this respect. In Spain there was a high rate of success in renewing time deposits gathered a year ago and maturing this quarter.

- The **exchange rate** has had a negative influence over the last 12 months, and in particular over the quarter. The final rates of the Mexican peso have depreciated notably, in both year-on-year and particularly quarter-on-quarter terms. This is the currency with the biggest influence on the Group's financial statements.

## Loans and advances to customers

As of 30-Sep-2011 **gross customer lending** amounted to €353 billion, practically the same figure as the previous quarter (down 0.8%). This is partly due to the negative impact of exchange rates and also the deleveraging process underway in Spain. Over the last 12 months the figure has increased by 2.8%.

By **business areas**, Mexico is growing at 8.0% at constant exchange rates (excluding the old mortgage portfolio), mainly due to the increase in consumer finance and credit cards (up 23.4% year-on-year). In South America all items and countries in the region continued with strong overall growth (up 30.7% at constant exchange rates). In the United States, the target lower-risk portfolios such as corporate lending

### Customer lending

(Million euros)

| | 30-09-11 | Δ% | 30-09-10 | 30-06-11 | 31-12-10 |
|---|---|---|---|---|---|
| **Domestic sector** | **191,330** | **(4.3)** | **199,991** | **201,053** | **198,634** |
| Public sector | 26,096 | 8.8 | 23,986 | 25,966 | 23,656 |
| Other domestic sectors | 165,234 | (6.1) | 176,005 | 175,087 | 174,978 |
| Secured loans | 101,552 | (4.0) | 105,736 | 101,898 | 105,002 |
| Commercial loans | 5,918 | (3.1) | 6,107 | 6,102 | 6,847 |
| Financial leases | 5,151 | (11.8) | 5,839 | 5,338 | 5,666 |
| Other term loans | 42,043 | (10.3) | 46,896 | 44,309 | 46,225 |
| Credit card debtors | 1,542 | 21.0 | 1,275 | 1,579 | 1,695 |
| Other demand and miscellaneous debtors | 2,713 | 9.3 | 2,482 | 3,783 | 2,222 |
| Other financial assets | 6,314 | (17.7) | 7,671 | 12,077 | 7,321 |
| **Non-domestic sector** | **145,614** | **13.9** | **127,875** | **138,957** | **134,258** |
| Secured loans | 58,202 | 27.2 | 45,742 | 57,430 | 45,509 |
| Other loans | 87,413 | 6.4 | 82,133 | 81,528 | 88,750 |
| **Non-performing loans** | **15,689** | **3.1** | **15,218** | **15,515** | **15,361** |
| Domestic sector | 11,156 | 2.4 | 10,894 | 11,112 | 10,953 |
| Public sector | 133 | 38.8 | 96 | 132 | 111 |
| Other domestic sectors | 11,024 | 2.1 | 10,798 | 10,980 | 10,841 |
| Non-domestic sector | 4,533 | 4.8 | 4,324 | 4,403 | 4,408 |
| **Customer lending (gross)** | **352,633** | **2.8** | **343,084** | **355,526** | **348,253** |
| Loan-loss provisions | (9,217) | (1.3) | (9,343) | (9,304) | (9,396) |
| **Customer lending (net)** | **343,416** | **2.9** | **333,741** | **346,222** | **338,857** |

14 Group information

### Customer lending (gross)

(Billion euros)



331
343
352
+2.8% (1)
September 2009
September 2010
September 2011

(1) At constant exchange rate: +5.3%.

and residential real estate have more than offset the fall in loans to the developer sector. This indicates that the shift in the mix towards a more sustainable balance sheet is being completed. In Eurasia the loan book grew by 45.4% year-on-year, due partly to the incorporation of the Turkish bank Garanti and its positive performance in lending, and also to the slight rise in Corporate and Investment Banking (up 3.0% in the quarter). Finally, in Spain (and in line with the rest of the system) there was a fall of 2.4% compared with September last year, due to the deleveraging process mentioned above.

Within the **domestic** sector, the general tone is weakness in new production, above all in those items that are most closely related to corporate and business activity (corporate lending, financial leasing and other term loans). Secured loans, which are those with the biggest relative weight and lowest associated risk, showed a notable stability compared with the close of 30-Jun-2011, at a total of €102 billion as of 30-Sep-2011.

In the **non-domestic** sector, the annual increase of 13.9% is due to the strength of business activity, particularly in South America, and the addition of Garanti. The effect of exchange rates was negative.

Finally, **NPA** have remained stable since December 2009.

## Customer funds

The balance of customer funds as of 30-Sep-2011 was €419 billion, a year-on-year increase of 5.0%. Off-balance-sheet funds performed worst, with a fall of 4.4%. They were strongly hit by the current turmoil in the markets.

**On-balance-sheet customer funds** totaled €282 billion as of 30-Sep-2011 (up 10.3% year-on-year). Of note here was the good performance of time deposits in the domestic sector thanks to the high ratio of renewals over the quarter of the time deposits gathered a year ago. As a result, this line item grew by 7.5%

### Customer funds

(Million euros)

| | 30-09-11 | Δ% | 30-09-10 | 30-06-11 | 31-12-10 |
|---|---|---|---|---|---|
| **Deposits from customers** | **282,050** | **10.3** | **255,798** | **278,496** | **275,789** |
| **Domestic sector** | **146,284** | **33.2** | **109,848** | **135,420** | **133,629** |
| Public sector | 30,672 | n.m. | 7,409 | 24,905 | 17,412 |
| Other domestic sectors | 115,612 | 12.9 | 102,438 | 110,515 | 116,217 |
| Current and savings accounts | 42,215 | (7.7) | 45,740 | 44,061 | 43,225 |
| Time deposits | 51,182 | 7.5 | 47,599 | 52,188 | 49,160 |
| Assets sold under repurchase agreement and other | 22,215 | 144.1 | 9,100 | 14,266 | 23,832 |
| **Non-domestic sector** | **135,766** | **(7.0)** | **145,951** | **143,076** | **142,159** |
| Current and savings accounts | 78,127 | 15.0 | 67,930 | 75,002 | 74,681 |
| Time deposits | 54,958 | (25.4) | 73,697 | 63,320 | 61,626 |
| Assets sold under repurchase agreement and other | 2,681 | (38.0) | 4,324 | 4,754 | 5,852 |
| **Other customer funds** | **136,588** | **(4.4)** | **142,902** | **144,175** | **146,188** |
| Mutual funds | 38,361 | (9.6) | 42,422 | 40,527 | 41,991 |
| Pension funds | 73,870 | (2.2) | 75,567 | 77,051 | 78,763 |
| Customer portfolios | 24,357 | (2.2) | 24,913 | 26,596 | 25,434 |
| **Total customer funds** | **418,638** | **5.0** | **398,700** | **422,672** | **421,977** |

Balance sheet and business activity 15

## Customer funds

(Billion euros)



382
398
418
+5.0% (1)
133
142
136
249
255
282
Other customer funds
Customer funds on balance sheet
September 2009
September 2010
September 2011

(1) At constant exchange rate: +5.4%.

year-on-year. Combined with the fall in the loan-book in Spain, it has contributed to the steady narrowing of the liquidity gap in BBVA's balance sheet. In addition, customer deposits in the non-domestic sector have fallen by 7.0% year-on-year, basically due to the negative impact of exchange rates.

**Off-balance sheet** customer funds closed the third quarter at €137 billion, 4.4% down on the figure for the same date last year, and 5.3% down on the close of the previous quarter. Of these funds, 36.8% (€50 billion) are located in Spain, a year-on-year drop of 8.4% and a decline of 3.9% over the quarter. This can be explained largely due to the reduction in the value of the assets under management, mainly in mutual funds (down 16.4% year-on-year and 3.6% quarter-on-quarter). It is worth pointing out that according to the latest data from August 2011 the effect of this fall in BBVA is much less significant than in the rest of the system, given the more conservative profile of its mutual funds. In the third quarter of 2011, the real-estate fund BBVA Propiedad changed its legal status and became a public corporation (*sociedad anónima*), which means that it is no longer accounted for as a mutual fund. Because of this, the previous data have been restated to ensure that they are comparable. Pension funds totaled €17 billion (down 1.6% year-on-year and 1.4% quarter-on-quarter). BBVA has maintained its position as the leading pension fund manager in Spain, with a market share of 18.3% (June 2011 data, the latest available).

In the rest of the world, off-balance-sheet funds totaled €86 billion, with a year-on-year fall of 2.0% at current exchange rates. These funds were also affected by the fall in the value of assets under management.

## Statement of changes in equity

As of 30-Sep-2011, BBVA's **equity** totaled €39,868m, a rise over the quarter of 5.9%, despite the negative effect of the exchange rate. This was the combined result of the earnings generated in the quarter, the new implementation of the dividend option scheme and the conversion of the convertible bond into shares in July 2011.

## Other customer funds

(Million euros)

| | 30-09-11 | Δ% | 30-09-10 | 30-06-11 | 31-12-10 |
|---|---|---|---|---|---|
| **Spain** | **50,225** | **(8.4)** | **54,802** | **52,254** | **52,482** |
| Mutual funds | 20,220 | (16.4) | 24,179 | 20,966 | 22,316 |
| Pension funds | 16,741 | (1.6) | 17,019 | 16,986 | 16,811 |
| Individual pension plans | 9,600 | (2.6) | 9,856 | 9,799 | 9,647 |
| Corporate pension funds | 7,141 | (0.3) | 7,162 | 7,186 | 7,164 |
| Customer portfolios | 13,265 | (2.5) | 13,604 | 14,302 | 13,355 |
| **Rest of the world** | **86,363** | **(2.0)** | **88,100** | **91,922** | **93,707** |
| Mutual funds and investment companies | 18,141 | (0.6) | 18,243 | 19,562 | 19,675 |
| Pension funds | 57,129 | (2.4) | 58,548 | 60,066 | 61,952 |
| Customer portfolios | 11,092 | (1.9) | 11,309 | 12,294 | 12,080 |
| **Other customer funds** | **136,588** | **(4.4)** | **142,902** | **144,175** | **146,188** |

16 Group information

# Capital base

As of 30-Sep-2011, the BBVA Group's **capital base**, calculated according to the BIS II regulation, totaled €41,120m, a very similar figure to 30-June-2011 (down 0.3%). The most significant differences in the quarter include: an increase in core capital of €855m, explained by the generation of earnings in the period, and the higher deduction from the investment made in CNCB. In addition, there was significant movement in currencies in the quarter, specifically the depreciation of the Mexican peso, which has had a negative impact on the capital base.

**Risk-weighted assets** (RWAs) were up 1.3% in the quarter to €325,458m. This growth is fundamentally explained by the strong performance of activity in Latin America and by the appreciation of the dollar and other currencies in South America. Another differentiating key quality aspect of BBVA versus its European peers is the high RWA density and its stability through time.

The **minimum capital requirements** (8% of RWA) totaled €26,037m, making the capital base surplus at the close of September reach €15,083m, that is, 57.9% above the minimum required levels.

As of 30-Sep-2011, **core capital** was up 3.0% with respect to the June 2011 figure and amounted to

**RWA's / Total assets**
(Percentage)



53.5
53.3
54.1
54.9
55.7
December 2007
September 2008
September 2009
September 2010
September 2011

**Capital base (BIS II Regulation)**
(Million euros)

| | 30-09-11 | 30-06-11 | 31-03-11 | 31-12-10 | 30-09-10 |
|---|---|---|---|---|---|
| Shareholders' funds | 41,552 | 38,677 | 38,107 | 36,689 | 31,610 |
| Adjustments and deductions | (11,923) | (11,904) | (11,654) | (8,592) | (8,642) |
| Mandatory convertible bonds | - | 2,000 | 2,000 | 2,000 | 2,000 |
| **Core capital** | **29,628** | **28,773** | **28,452** | **30,097** | **24,969** |
| Preference shares | 5,157 | 5,114 | 5,128 | 5,164 | 5,165 |
| Deductions | (2,733) | (2,452) | (2,367) | (2,239) | (1,900) |
| **Capital (Tier I)** | **32,053** | **31,435** | **31,214** | **33,023** | **28,234** |
| Subordinated debt and other | 11,800 | 12,266 | 12,613 | 12,140 | 12,955 |
| Deductions | (2,733) | (2,452) | (2,367) | (2,239) | (1,900) |
| **Other eligible capital (Tier II)** | **9,067** | **9,814** | **10,246** | **9,901** | **11,055** |
| **Capital base** | **41,120** | **41,249** | **41,460** | **42,924** | **39,289** |
| Minimum capital requirement (BIS II Regulation) | 26,037 | 25,703 | 25,523 | 25,066 | 24,506 |
| **Capital surplus** | **15,083** | **15,547** | **15,937** | **17,858** | **14,783** |
| **Risk-weighted assets** | **325,458** | **321,282** | **319,044** | **313,327** | **306,319** |
| **BIS ratio (%)** | **12.6** | **12.8** | **13.0** | **13.7** | **12.8** |
| **Core capital (%)** | **9.1** | **9.0** | **8.9** | **9.6** | **8.2** |
| **Tier I (%)** | **9.8** | **9.8** | **9.8** | **10.5** | **9.2** |
| **Tier II (%)** | **2.8** | **3.1** | **3.2** | **3.2** | **3.6** |

Capital base 17

€29,628m, and a core ratio of 9.1%. The organic generation of capital in the quarter was 15 basis points, net of the impact of the currency evolution and other factors.

The **Tier I** ratio, 9.8%, fell with respect to 30-Jun-2011 by 6 basis points. The level of preference shares is similar to that in the previous quarter, at €5,157m, or 16.0% of total bank capital.

The rest of the eligible capital, **Tier II**, which mainly consists of subordinated debt, surplus generic provisions, eligible unrealized capital gains and the deduction for holdings in financial and insurance entities, stands at €9,067m. This represents a 7.6% decrease in the quarter due to the investment in CNCB and to the fall in unrealized capital gains.

To sum up, the **BIS** ratio as of 30-September-2011 was 12.6% with a clear positive evolution in the quality of its components since the start of the crisis.

### Capital base: BIS II ratio

(Percentage)



Tier II
Tier I
Core capital
13.0
5.7
7.3
5.8
12.3
4.5
7.8
6.4
13.4
4.1
9.4
8.0
12.8
3.6
9.2
8.2
12.6
2.8
9.8
9.1
December 2007
September 2008
September 2009
September 2010
September 2011

## Ratings

Several actions were taken on the ratings in Europe in October. In Spain, Fitch downgraded the sovereign (Kingdom of Spain) by two notches, from AA to AA- with a negative outlook, which resulted in actions for the Spanish banking system. BBVA's rating decreased to A+ from AA-. Likewise, Standard & Poor's universally downgraded its ratings for the Spanish banking system. BBVA's rating fell to AA- from AA, with a negative outlook. The sovereign rating was also downgraded to the same level as that of BBVA. In line with the other two rating agencies, Moody's completed in October its Spanish sovereign rating revision, which implied a two notch downgrade to A1 (negative outlook). This action has also had a direct impact on Spanish banks' ratings. BBVA's rating was downgraded one notch to Aa3 (negative outlook). This rating is one notch ahead of the sovereign one.

### Ratings

| | Long term | Short term | Financial strength | Outlook |
|---|---|---|---|---|
| Moody's | Aa3 | P-1 | B- | Negative |
| Fitch | A+ | F-1+ | B | Negative |
| Standard & Poor's | AA- | A-1+ | - | Negative |

18 Group information

# Risk management

## Credit risk

The **third quarter of 2011** once more featured stability in the main indicators of credit quality with respect to the close of 2010. The NPA ratio closed at 4.1%, the coverage ratio at 60% and the risk premium for the quarter stood at 1.01%.

As of September 30, 2011, the volume of **total risks** with customers (including contingent liabilities) totaled €390,723m, which is very similar to the figure from the previous quarter (€391,380m). This flat development is explained in part by the depreciation of the main currencies against the euro (at constant exchange rates, lending fell 0.1% in the quarter) and also by the deleveraging process observed in Spain. This trend might increase in the coming months, though BBVA will be affected to a lesser degree than the system average.

**Non-performing loans** have remained stable since December 2009 and reached €15,970m. There has been a decrease in new

### Non-performing assets

(Million euros)



15,560
15,685
15,528
15,790
15,970
+1.1%
September 2010
December 2010
March 2011
June 2011
September 2011

### Credit risk management [1]

(Million euros)

| | 30-09-11 | 30-06-11 | 31-03-11 | 31-12-10 | 30-09-10 |
|---|---|---|---|---|---|
| Non-performing assets | 15,970 | 15,790 | 15,528 | 15,685 | 15,560 |
| Total risks | 390,723 | 391,380 | 383,043 | 384,069 | 376,421 |
| Provisions | 9,503 | 9,576 | 9,490 | 9,655 | 9,641 |
| Specific | 6,584 | 6,485 | 6,516 | 6,823 | 6,552 |
| Generic and country-risk | 2,919 | 3,090 | 2,974 | 2,832 | 3,089 |
| NPA ratio (%) | 4.1 | 4.0 | 4.1 | 4.1 | 4.1 |
| NPA coverage ratio (%) | 60 | 61 | 61 | 62 | 62 |

(1) Including contingent liabilities.

### Variations in non-performing assets

(Million euros)

| | 3Q11 | 2Q11 | 1Q11 | 4Q10 | 3Q10 |
|---|---|---|---|---|---|
| **Beginning balace** | **15,790** | **15,528** | **15,685** | **15,560** | **16,137** |
| Entries | 2,918 | 3,713 | 2,804 | 3,852 | 3,051 |
| Recoveries | (1,874) | (2,484) | (1,882) | (2,479) | (2,116) |
| **Net variation** | **1,044** | **1,229** | **922** | **1,373** | **935** |
| Write-offs | (876) | (939) | (1,140) | (1,269) | (1,119) |
| Exchange rate differences and other | 12 | (28) | 61 | 21 | (393) |
| **Period-end balance** | **15,970** | **15,790** | **15,528** | **15,685** | **15,560** |
| **Memorandum item:** | | | | | |
| Non-performing loans | 15,689 | 15,515 | 15,210 | 15,361 | 15,218 |
| Non-performing contingent liabilities | 281 | 275 | 319 | 324 | 342 |

Risk management 19

non-performing assets with respect to the previous quarter, as well as in recoveries. The latter, however, is due primarily to the seasonal nature of this period, especially considering the summer vacation period in Spain. Nevertheless, the rate of recoveries over new NPA remains at a solid level (64.2%).

Recoveries over entries to NPA

(Percentage)

69.4

67.1 66.9

64.4 64.2

3Q 4Q 1Q 2Q 3Q

2010 2011

The NPA ratio of the Group stood at 4.1% and remained in a stable range with respect to recent quarters. Broken down by business area, the NPA ratio rose slightly in Spain, Mexico and Eurasia. This variation in Spain is due to the aforementioned decrease in lending, as the NPA as of 30-Sep-2011 remained stable as compared to the figure as of 30-Jun-2011. The United States maintained its downward trend in the NPA ratio, and South America closed another quarter with an improvement of 9 basis points with respect to the figure for June 2011.

Coverage provisions for risks with customers amounted to €9,503m, a very similar figure to that from the second quarter of the year. Of this total, generic provisions reached 2,886m and represented 30.4%.

Finally, the NPA coverage ratio stood at 60%, which is similar to that of the previous quarter. By business area, it stood at 42% in Spain (43% at the end of the previous quarter), it increased to 69% in the United States (67% as of 30-Jun-2011) and

NPA and coverage ratios

(Percentage)

62 62 61 61

60

Coverage ratio

NPA ratio

4.1 4.1 4.1 4.0 4.1

September December March June September 2010 2010 2011 2011 2011

improved to 140% in South America (138% as of 30-Jun-2011). In turn, it fell in Eurasia to 118% (144% as of 30-Jun-2011) and to 128% in Mexico (134% as of 30-Jun-2011). Additionally, it is worth noting that 58.9% of the Group’s risks are collateralized.

Economic capital

Attributable economic risk capital (ERC) consumption amounted to €28,946m as of 30-Sep-2011, 7.2% up on the figure as of 30-Jun-2011. This increase is due to the recalibration of the credit risk models in Spain in the month of August.

As is to be expected from BBVA’s profile, most of this figure (64.3%) is credit risk on portfolios originated in the Group’s branch network from its own customer base.

Market risk continues to be the least relevant item (1.8%), given the nature of BBVA’s business and its policy of minimal proprietary trading. It remains at a similar level to the previous quarter. Equity risk (10.1%) basically reflects the portfolio of Holdings in Industrial & Financial Companies and the stake in CNCB. Its level is also similar to that at the close of the previous quarter. The structural balance-sheet risk, originating from the management of the Group’s structural interest-rate risk and exchange-rate risk, stood at 7.7%. Finally, operational risk stood at 6.9% of total ERC.

20 Group information

# The BBVA share

There was renewed turmoil in the fixed-income and equity markets in the third quarter of 2011, mainly due to the deepening sovereign debt crisis and worsening expectations of economic growth, both in Europe and globally. This has led to risk aversion, mainly focused on the euro zone, and a significant fall in the main **stock market indices**. The Ibex 35 was down by 17.5%, in line with the drop in the Stoxx 50, which lost 15.7%. The performance of the U.S. market was similar, with the S&P 500 index losing 14.3%.

The **European banking sector** was affected both by the perception of sovereign risk and by financial pressure due to uncertainty regarding the scope and possible solution of the European crisis. In this environment, the banks with lower exposure to peripheral countries debt and better management of their liquidity and balance sheet have performed better on the equity markets. The key stock market indicator for the sector, the Stoxx Banks index of European banks, was down 27.9%.

**BBVA's results** for the second quarter of 2011 were better than the consensus estimates and were favorably received. Analysts value the factors that set BBVA apart, above all in terms of credit quality, the potential of its international business and its solid capital base. They also continue to value the strength of its earnings in Mexico and South America. Elsewhere, they have also valued positively the improved margins in the United States franchise, as well as BBVA's stable NPA ratios in Spain, where it has performed better than its domestic competitors.

The **BBVA share** was down 23.6% in the quarter, closing at €6.18 per share, resulting in a market capitalization of €29,817 million. This puts the price/book value ratio at 0.7, the P/E ratio (calculated on estimated median earnings for 2011 according to the consensus among Bloomberg analysts) at 6.5, and the dividend yield (also calculated on the median dividends per share estimated by analysts for 2011 as compared to the quoted price as of September 30) at 6.8%. The fall in the BBVA share price was greater than that registered by the Ibex, but below the performance of the sector in Europe (Stoxx Banks was down 27.9%) and the euro zone (Euro Stoxx Banks down 34.3%). In the current environment of macroeconomic weakness and the difficult access to finance, the market has valued the profile of BBVA's results, its diversification via emerging markets and the advantages of a retail customer-centric business.

In the third quarter of the year, the average daily **trading volume** was 70 million shares, with an average value of €475 million.

In terms of **shareholder remuneration**, on September 15 a dividend payout was announced of €0.10 per share (up 11.0% compared with the equivalent dividend payment last year) as part of the "dividend option" system of flexible remuneration agreed at the General Shareholders Meeting on 11-Mar-2011. This plan offers shareholders the chance to receive an amount equivalent to one of the traditional interim dividends for 2011 in either new ordinary shares or in cash. The percentage of shareholders who have opted to receive new BBVA shares was over 91%, which once more confirms the popularity of this new remuneration program.

## The BBVA share and share performance ratios

| | 30-09-11 | 30-06-11 |
|---|---|---|
| Number of shareholders | 981,348 | 921,650 |
| Number of shares issued | 4,824,793,497 | 4,551,602,570 |
| Daily average number of shares traded | 69,688,609 | 47,764,365 |
| Daily average trading (million euros) | 475 | 387 |
| Maximum price (euros) | 8.38 | 8.95 |
| Minimum price (euros) | 5.03 | 7.34 |
| Closing price (euros) | 6.18 | 8.09 |
| Book value per share (euros) | 8.61 | 8.50 |
| Market capitalization (million euros) | 29,817 | 36,822 |
| Price/Book value (times) | 0.7 | 1.0 |
| PER (Price/Earnings; times) | 6.5 | 7.7 |
| Yield (Dividend/Price; %) | 6.8 | 5.2 |

## Share price index

(30-09-10=100)



BBVA
Stoxx 50
Europe Stoxx Banks
140
130
120
110
100
90
80
70
60
50
30-09-10
31-12-10
31-03-11
30-06-11
30-09-11

The BBVA share 21

# Corporate responsibility

At BBVA we are concerned not only about how we spend the money we earn, but above all how we earn it. That is why we are working to integrate corporate responsibility (CR) across the value chain, from the design of the product, its advertising and marketing, to the management of its risks. As a result, BBVA remains one of the leading global companies in terms of sustainability and repeats its listing on the Dow Jones Sustainability Index (DJSI). BBVA has also become a model at the European level in CR communication. It was distinguished at the Digital Communication Awards 2011 for its communication strategy based on its ongoing direct, transparent and simple conversation with all its stakeholders. This period has also seen the publication of the CR 2010 reports for BBVA Compass and BBVA Chile. Below is a summary of the most outstanding activity related to corporate responsibility during the quarter.

## Financial Literacy

BBVA Bancomer has included a personal finance workshop dealing with life insurance in its *'Adelante con tu futuro'* (Forward with your future), a financial education program. The aim is to give people the knowledge and skills they need to make the best life insurance choices and better manage their policy. In 2011 BBVA Compass has also begun the *Crédito Inteligente* (Smart credit) scheme, in which the bank's employees volunteer their time in schools in the communities where they work in order to share information with young people about the responsible use of credit.

## Responsible Banking

**Human Resources.** The magazine *Actualidad Económica* has chosen BBVA as 'the best company to work for.' The award recognizes the effort and commitment made by the Group to the 110,000 employees on the BBVA team. Criteria such as talent management, remuneration policy, the working environment, employee training and their own opinions were key factors in deciding that the Group is the best place to work. BBVA Chile has also been recognized as being among the most socially responsible companies in the country, according to the national ranking of Corporate Social Responsibility 2011 drawn up by the magazine *Qué Pasa* and the Prohumana Foundation. In Spain, BBVA has reached an agreement with the trade unions to regulate and improve the conditions under which telework schemes are implemented.

**The Environment.** BBVA has reinforced its commitment and strategy on questions relating to climate change, as can be seen in the latest edition of the Global 500 Report 2011 published by the Carbon Disclosure Project (CDP). The Group has improved its rating by 10 points in this analysis, which assesses climate change-related strategy and management at the 500 biggest companies by market capitalization.

**Customer focus.** BBVA Bancomer has worked with Nacional Financiera to launch the Micronegocios (micro-enterprise) card, which is designed to cover the financing needs of micro-enterprises and thus support the country's productive sector.

## Community Involvement

Francisco González presented the third BBVA INTEGRA Award to the firm Lantegi Batuak from Vizcaya, which has been generating innovative and quality job opportunities for people with disabilities over the last 25 years. The BBVA INTEGRA Award carries with it prize money of 200,000 euros. Its aim is to foster excellence and innovation in the integration of people with disabilities into the workforce and to promote equal opportunities and a better quality of life for this group. BBVA España and Fundosa, the business division of the Fundación ONCE, have also signed a financial agreement through which the Bank makes available 10 million euros to the company to support the development of Special Employment Centers and promote the hiring of people with disabilities.

## BBVA and Sustainability Indices

As of the end of the quarter, BBVA's weightings in the main sustainability indices were as follows:

### Main sustainability indices in which BBVA participates

| | | Weighting (%) |
|---|---|---|
| Dow Jones Sustainability Indexes | DJSI World | 0.52 |
| | DJSI Europe | 1.18 |
| | DJSI Eurozone | 2.48 |
| vigeo | ASPI Eurozone Index | 2.13 |
| | Ethibel Sustainability Index Excellence Europe | 1.47 |
| | Ethibel Sustainability Index Excellence Global | 0.85 |
| MSCI Indices | MSCI World ESG Index | 0.36 |
| | MSCI World ex USA ESG Index | 0.69 |
| | MSCI Europe ESG Index | 1.24 |
| | MSCI EAFE ESG Index | 0.78 |
| FTSE4Good | FTSE4Good Global | 0.35 |
| | FTSE4Good Global 100 | 0.58 |
| | FTSE4Good Europe | 0.81 |
| | FTSE4Good Europe 50 | 1.31 |

For more information and contact details, please visit www.bancaparatodos.com

22 Group information

Business areas

In this section we discuss the more significant aspects of the activities and earnings of the Group’s different business areas, along with those of the main units within each, plus Corporate Activities. Specifically, we deal with the income statement, the balance sheet and the main ratios: efficiency, NPA ratio, NPA coverage ratio and the risk premium.

Following the acquisition of 24.9% of the Turkish bank Garanti and its incorporation into the financial statements of the Group starting in March 2011, BBVA began to have a significant presence in Europe and Asia in terms of its balance sheet and earnings. In addition, since the start of the crisis, the importance of the geographical location of business has been clear for providing a proper perception of risks and an improved estimate of the capacity for future growth. Finally, the new regulations favor a local management of structural risks that avoids possible contagion between financial systems. For these motives, the businesses included in Spain and Portugal and WB&AM during 2010 have been regrouped into the following areas:

Spain: includes BBVA businesses in all segments, within the country.

Eurasia: covers all BBVA activity in the rest of Europe and Asia, including the Group’s stake in Garanti.

This responds to the increased demand for geography-specific information from different users, including the regulators.

In addition, it is worth noting that in 2010 liquidity conditions on the financial markets have made access to finance more expensive for Spanish credit institutions. BBVA has been no exception to this, and thus since January 2011, and with retroactive effect for 2010 data, the liquidity premium imputed to business areas through the system of internal reference rates has been increased. The aim is to adapt to the new reality of the financial markets.

The business areas are now organized as follows:

Spain, which includes: The retail network, with the segments of individual customers, private banking, and small business and retail banking in the domestic market; Corporate and Business Banking (CBB), which handles the needs of SMEs, corporations, government and developers in the country; Corporate and Investment Banking (C&IB), which includes activity with large corporations and multinational groups; Global Markets (GM), with the trading floor and distribution business in the domestic market; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

Eurasia, which includes business in the rest of Europe and Asia. In 2010 it was reported either in Spain and Portugal (BBVA Portugal,

Consumer Finance Italy and Portugal, and the retail business of branches in Paris, London and Brussels), or in WB&AM (Corporate and Investment Banking, Markets, CNCB and CIFH). Additionally, it also includes the information on Garanti.

Mexico: includes the banking, pensions and insurance businesses in the country.

United States: encompasses the Group’s business in the United States and in the Commonwealth of Puerto Rico.

South America: includes the banking, pensions and insurance businesses in South America.

As well as the units indicated, all the areas also have allocations of other businesses that include eliminations and other items not assigned to the units.

Finally, the aggregate of Corporate Activities includes the rest of items that are not allocated to the business areas. These basically include the costs of head offices with a strictly corporate function, certain allocations to provisions such as early retirements and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole; essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is recorded in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.

In addition, supplementary information is provided of the global business (WB&AM) carried out by the BBVA Group. Homogeneous products and risks, and common characteristics of the customers served, make this aggregate of businesses relevant to better understand the BBVA Group.

Furthermore, as usual in the case of The Americas, both constant and current exchange rates have been applied when calculating year-on-year variations.

The Group compiles reporting information on a level as disaggregated as possible, and all data relating to the businesses these units manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group at higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

Business areas 23

- **Capital**: Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group's capital adequacy targets. These targets have two levels: the first is core equity, which determines the capital allocated. This amount is used as a basis for calculating the profitability of each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk and fixed asset and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

  ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability across units. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the profitability by client, product, segment, unit or business area.

- **Internal transfer prices**: Internal transfer rates are applied to calculate the net interest income of each business, on both the assets and liabilities. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that has been revised as indicated above. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

- **Assignment of operating expenses**: Both direct and indirect costs are assigned to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

- **Cross selling**: in some cases, consolidation adjustments are required to eliminate shadow accounting entries in the results of two or more units as a result of cross-selling incentives.

## Recurrent economic profit by business area

(January-September 2011. Million euros)

| | Adjusted net attributable profit | Economic profit (EP) |
|---|---|---|
| Spain | 1,339 | 571 |
| Eurasia | 654 | 265 |
| Mexico | 1,316 | 955 |
| South America | 577 | 323 |
| The United States | 222 | 12 |
| Corporate Activities | (553) | (549) |
| **BBVA Group** | **3,555** | **1,576** |

## Mayor income statement items by business area and presence in emerging and developed countries

(Million euros)

| | | Business areas | | | | | | Geography | |
|---|---|---|---|---|---|---|---|---|---|
| | BBVA Group | Spain | Eurasia | Mexico | South America | The United States | Corporate Activities | Emerging (1) | Developed |
| **January-September 11** | | | | | | | | | |
| Net interest income | 9,676 | 3,308 | 516 | 2,874 | 2,255 | 1,182 | (460) | 5,398 | 4,738 |
| Gross income | 15,052 | 4,900 | 1,319 | 4,208 | 3,214 | 1,711 | (300) | 8,228 | 7,124 |
| Operating income | 7,753 | 2,806 | 887 | 2,686 | 1,751 | 613 | (991) | 5,001 | 3,742 |
| Income before tax | 4,145 | 1,633 | 837 | 1,722 | 1,385 | 305 | (1,737) | 3,620 | 2,262 |
| **Net attributable profit** | **3,143** | **1,162** | **705** | **1,275** | **754** | **218** | **(970)** | **2,508** | **1,605** |
| **January-September 10** | | | | | | | | | |
| Net interest income | 10,182 | 3,734 | 247 | 2,748 | 1,843 | 1,384 | 226 | 4,614 | 5,343 |
| Gross income | 15,964 | 5,461 | 743 | 4,126 | 2,814 | 1,963 | 857 | 7,205 | 7,901 |
| Operating income | 9,322 | 3,389 | 528 | 2,717 | 1,599 | 828 | 260 | 4,540 | 4,522 |
| Income before tax | 5,260 | 2,653 | 495 | 1,716 | 1,277 | 308 | (1,188) | 3,211 | 3,236 |
| **Net attributable profit** | **3,668** | **1,881** | **418** | **1,254** | **698** | **223** | **(808)** | **2,172** | **2,304** |

(1) Mexico, South America, Turkey and Asia.

24 Business areas

Spain

Income statement

(Million euros)

Spain

January-Sep. 11 % January-Sep. 10

Net interest income 3,308 (11.4) 3,734

Net fees and commissions 1,135 (10.8) 1,273

Net trading income 91 (4.6) 95

Other income/expenses 365 1.9 358

Gross income 4,900 (10.3) 5,461

Operating costs (2,093) 1.0 (2,072)

Personnel expenses (1,274) 1.2 (1,259)

General and administrative expenses (745) 0.6 (741)

Depreciation and amortization (74) 2.5 (72)

Operating income 2,806 (17.2) 3,389

Impairment on financial assets (net) (1,246) 36.1 (916)

Provisions (net) and other gains (losses) 73 (59.3) 179

Income before tax 1,633 (38.4) 2,653

Income tax (472) (38.8) (770)

Net income 1,162 (38.3) 1,883

Non-controlling interests - n.m. (2)

Net attributable profit 1,162 (38.2) 1,881

Balance sheet

(Million euros)

Spain

30-09-11% 30-09-10

Cash and balances with central banks 9,142 74.2 5,249

Financial assets 73,128 5.6 69,232

Loans and receivables 222,449 (2.1) 227,204

Loans and advances to customers 207,980 (2.2) 212,693

Loans and advances to credit institutions and other 14,469 (0.3) 14,512

Tangible assets 932 (4.8) 979

Other assets 3,310 12.8 2,933

Total assets/Liabilities and equity 308,960 3.4 305,597

Deposits from central banks and credit institutions 37,664 14.0 33,047

Deposits from customers 120,530 7.1 112,564

Debt certificates - n.m. 1

Subordinated liabilities 5,880 2.7 5,727

Inter-area positions 71,376 (13.6) 82,645

Financial liabilities held for trading 45,442 3.4 43,929

Other liabilities 17,626 1.7 17,336

Economic capital allocated 10,443 0.9 10,349

Spain 25

## Significant ratios

(Percentage)

| | Spain | | |
|---|---|---|---|
| | 30-09-11 | 30-06-11 | 30-09-10 |
| Efficiency ratio | 42.7 | 40.7 | 37.9 |
| NPA ratio | 4.9 | 4.7 | 4.8 |
| NPA coverage ratio | 42 | 43 | 47 |
| Risk premium | 0.77 | 0.79 | 0.40 |

## Spain highlights in the third quarter

- Improved market shares and spreads.
- Stabilization of the net interest income.
- Expenses remain flat.
- Risk indicators kept in check.

The area of Spain includes all the segments of BBVA's banking and non-banking business in the country.

In the **third quarter of 2011**, Spanish credit institutions have operated under a set of special circumstances affecting the sector: a bank restructuring process, gradual deleveraging, growing difficulties in international wholesale funding markets, moderate economic growth, and negative developments in the financial markets. Among the highlights of the bank restructuring process have been the IPOs of Bankia, CaixaBank and Banca Cívica, the announcement of mergers between medium-sized banks (such as Popular and Pastor), recent interventions in some savings banks, more branch closures in the sector since the onset of the crisis (1,768 fewer in the first half of the year, the latest available data), and the trend towards a return to normal in the asset and liability prices in the system. There will be opportunities for banks that are well positioned in this environment.

The gradual deleveraging process, which is necessary and positive for the Spanish economy, has led to a year-on-year fall of 3.5% in corporate and household lending (latest available figures for August). Individuals have continued to reduce their consumer spending, while new home mortgages have fallen by 46% in the same time frame (also August figures); at the same time, companies have steadily reduced their high levels of credit leverage. As a result, the stock of credit on the balance sheets of the commercial networks has fallen by €56,100m since the start of the year. The cost of new finance has increased by 75 basis points in this period, due to the more expensive interbank market conditions. However, the volume of new deposits and other on-balance-sheet funds is up by €12,264m since September 2010, thus reducing dependence on wholesale markets over the last 12 months. The rate of renewal of the most conservative deposit products under better conditions than last year has been high, thus increasing customer spreads in the sector.

BBVA has consolidated its leading position in both lending and customer funds in the household and corporate segments. It has also increased profitability, measured as the net interest income over ATA, from the minimum levels of the fourth quarter of 2010. This is largely the result of increasing market share in the products involving the biggest customer loyalty, adapting commercial product and services to the specific needs of each customer, and adequate risk control procedures.

**Gross lending to customers** in the area as of 30-Sep-2011 amounted to €212,639m, a fall of 2.4% year-on-year; however, yield on loans was up by 46 basis points on the fourth quarter of 2010.

**Customer funds** under management (deposits, mutual funds and pension funds) amounted to €150,182m. BBVA made a significant gain of 16 basis points in market share in household and corporate current and savings accounts to reach 9.6% (latest available data to August). In addition, the area has improved its positioning in time deposits and mutual funds by 76 basis points since the start of the year. More than 73% of funds correspond to household customers, who have increased their loyalty to the Bank.

In **off-balance-sheet funds** the Group has maintained its market share in mutual funds at 16.8% (September data), with assets under management in Spain of €20,220m. The amount fell by 3.6% in the third quarter as the value of assets under management deteriorated due to the market turmoil. It is worth pointing out that, according to the latest data from August 2011, the effect of this fall in BBVA is much less significant than in the rest of the system, given the more conservative profile of its mutual

26 Business areas

funds. Lastly, the pension funds managed by BBVA in Spain amount to €16,741m, in line with the figure as of 30-Jun-2011. This has allowed BBVA to maintain its position as the biggest pension fund manager in Spain, with a market share of 18.3% (latest available data as of June).

The most important aspects of **earnings** in the area over the nine months ended 30-Sep-2011 are given below.

BBVA has stabilized its quarterly net interest income at around €1,100m, in a quarter with growing funding costs and lower contribution from global business. This is partly due to the turmoil on the financial markets that has led to a loss in the asset values, and partly to reduced activity. The resilient net interest income has been a result of the repricing of loans, the increased volume of lower-cost current and savings account deposits, and the high proportion of time deposits renewed at significantly lower rates than those initially taken out 12 months previously. Over the nine months ended 30-Sep-2011, net interest income stood at €3,308m. Fees and commissions for the quarter, at €336m, were below the average for the year, for a number of reasons: the seasonal factor of the summer months; the negative impact of the markets on fees linked to mutual funds; the lower volume of M&A operations in the corporate segment; and fee reductions associated with greater customer loyalty. The good performance of the insurance business does not compensate the adverse performance of NTI in the quarter, which were hit by the economic situation, the low level of activity in Wholesale Banking and the fall in asset prices. Overall, the steady net interest income and positive performance of the insurance business, balanced against the negative performance of other income, have resulted in **gross income** for the nine months ended 30-Sep-2011 of €4,900m.

Operating costs in the area remain closely in check. In the nine months ended 30-Sep-2011 they totaled €2,093m, a year-on-year increase of 1.0%, below the rate of inflation (3.1%). As a result, the **operating income** for the nine months ended 30-Sep-2011 was €2,806m (€3,389m for the same period of 2010).

The main **asset quality** indicators show a slight increase in the NPA ratio, to 4.9% (4.7% as of 30-Jun-2011). This is basically because of the reduction in lending mentioned above, since the balance of NPA as of 30-Sep-2011 is stable compared with the figure for 30-Jun-2011. The figure for BBVA compares with an increasing NPA ratio in the market that stands at 7.2% according to the latest available figures (August). The 42% coverage ratio remains at similar levels to the previous quarter (43% as of 30-Jun-2011). Finally, the level of new NPA has fallen significantly and the ratio of recoveries over new NPA has also improved, closing the quarter at 72% (64% between April and June 2011).

In short, the most recurring revenue remained steady, thanks among other factors to adequate management of spreads, increased loyalty and gains in market share in the main segments. At the same time, there was a lower percentage of non-recurring earnings, cost restraint and stability in asset quality. As a result, the **net attributable profit** in the area was €1,162m (€1,881m in the same period in 2010).

Exposure in the **developer sector** in Spain as of 30-Sep-2011 stood at €15,256m, a steady fall and €1,352m below the figure at the close of 2010. Of this total, €6,024m are NPA or substandard, a similar figure to nine months earlier (€5,924m)

**Spain. Operating income**
(Million euros)


-17.2%
3,389
2,806
1,238
1,162
989
851
1,062
982
763
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

**Spain. Net attributable profit**
(Million euros)


-38.2%
1,881
1,162
714
651
515
374
477
419
265
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

Spain 27

## Detail of real estate developers lending

(Million euros)

| | 30-09-11 | % Weighting | 31-12-10 | % Weighting | Absolute variation |
|---|---|---|---|---|---|
| With collateral | 14,118 | 92.5 | 15,249 | 91.8 | (1,131) |
| Finished properties | 7,344 | 48.1 | 7,403 | 44.6 | (59) |
| Construction in progress | 2,794 | 18.3 | 3,531 | 21.3 | (737) |
| Land | 3,980 | 26.1 | 4,315 | 26.0 | (335) |
| Without collateral and other | 1,138 | 7.5 | 1,359 | 8.2 | (221) |
| **Total** | **15,256** | **100.0** | **16,608** | **100.0** | **(1,352)** |

## Coverage of real estate developers exposure

(Million euros at 30-09-11)

| | Risk amount | Shortfall over collateral (1) | Provision | % Coverage over shortfall | % Coverage over risk |
|---|---|---|---|---|---|
| NPL | 3,676 | 1,482 | 972 | 66 | 26 |
| Substandar | 2,348 | 1,048 | 304 | 29 | 13 |
| Generic provision | | | 263 | | |
| **Total** | **6,024** | **2,530** | **1,539** | **61** | **26** |

(1) Shortfall over updated collateral values and additional haircut established by the Bank of Spain regulation.

## Foreclosures and asset purchases

(Million euros at 30-09-11)

| | Gross amount | Provision | % Coverage | Net amount |
|---|---|---|---|---|
| From real estate developers | 4,300 | 1,407 | 33 | 2,893 |
| From Dwellings | 1,306 | 333 | 25 | 973 |
| Other | 1,026 | 416 | 41 | 610 |
| **Total** | **6,632** | **2,156** | **33** | **4,476** |

but below that for the previous quarter (6,183m). It is also worth highlighting the great stability in the NPA coverage ratio, which is up from 25% at the close of December 2010 and June 2011, to 26% as of 30-Sep-2011. The value of the collateral covering developer risk, based on up-to-date appraisals, is €21,471m, which maintains the average LTV of 71% and easily covers the portfolio value. In addition, specific and generic provisions cover 26% of the most substandard impaired assets and 61% of the amount to be provisioned (the value in excess of the collateral after applying the regulatory criteria that entered into force with Bank of Spain Circular 3/2010). BBVA also maintains a total of €4,300m in real estate assets at gross book value from lending to companies. These assets have an average coverage ratio of 33% (above the figure of 32% in June 2011 and 31% in March 2011).

## Retail and Commercial Banking

This unit includes the Retail Network, with the household customers, private banking, small companies and retailer segments in the domestic market; Corporate and Business Banking (CBB), which handles the needs of the SMEs, corporations, government and developers in the domestic market; and other businesses, among which is BBVA Seguros.

As of 30-Sep-2011 this unit had a **loan book** of €192,274m, a fall of 2.5% on the figure for 30-Sep-2010. This is in line with the deleveraging process across the market as a whole, but with a smaller fall than average in the sector (down 3.5% according to the latest figures to August). This has enabled BBVA to preserve and consolidate its position in household

28 Business areas

and corporate lending, with gains in market share in residential mortgages and the lowest-risk corporate categories.

In fact, BBVA continues to gain market share in residential mortgage lending (up 8 basis points in 2011 and 17 basis points over the 12 months, according to the latest August figures) in a market in which new production to August is down 46% year-on-year to €23,965m. In this environment, BBVA’s new production was €3,935m in the nine months ended 30-Sep-2011, accounting for 13.6% of the new transactions in the sector, according to August figures. The personalized and special features of the Bank’s mortgage products respond to demand quickly and flexibly, while increasing the spread of new transactions by 86 basis points from December 2010 to the close of August. In all, the managed stock of mortgages to individuals was very stable at €77,825m as of 30-Sep-2011 (78,071m on 30-Sep-2010).

With respect to consumer finance, in the third quarter of 2011 there was significant growth in the PIDE Prestamo Inmediato instant loan facility designed to help households access finance, which increased its balance by 15.0% on the third quarter of 2010. The positive results of the campaign, launched the previous quarter, have led to an extension till the end of November. It has also helped increase the market share of new production by 16 basis points since December 2010. At the same time, an exclusively online campaign was launched in September aimed at helping to finance the purchase of used cars, given that used car sales have increased by 14.3% in the first half of 2011 and are expected to continue growing. In all, new production in this item reached €1,055m in the nine months ended 30-Sep-2011.

BBVA continues to be one of the most active banks in loan allocation under the ICO credit facility scheme, with an accumulated balance in the first three quarters of the year of €1,808m. It has increased its market share to 12.7% as of 30-Sep-2011. A new local-authority credit program was signed this quarter, with the aim of providing the liquidity needed by local government to pay debts pending with companies and the self-employed.

BBVA continues to support finance for the segment of the self-employed, retail trade, farming communities and small businesses to make it easier for them to access finance. Within the framework of the Plan Comercios (Retailer Plan), aimed at increasing customer loyalty, priority has been given to actions related to point-of-sale terminals as a key element for building up retailer loyalty. In the nine months ended 30-Sep-2011, the turnover of point-of-sale terminals amounted to €3,668m, an increase of 8.7% on the same period last year. Efforts continue to be made to win and maintain new customer groups, such as educational centers and private academies. Another example is the new agreement with the official IAC Automocion association of repair shops.

The balance of the finance granted to SMEs, corporations and public and private institutions at the close of September was down 1.7% year-on-year to €89,192m. However, it is worth noting that the yield on loans has increased 28 basis points on the figure for the previous quarter. In financing of working capital, €11,452m were granted in national and international factoring transactions, and €10,631m in accounts payable financing to 31-Aug-2011 (data from the Spanish Accounts Payable Association). These results consolidate BBVA’s leading position in both products.

Total funds under management increased their market share year-on-year as of 30-Sep-2011 as a result of the implementation of a profitable commercial products, combined with the capable management of the maturities of time deposits taken out 12 months previously. As of 31-Aug-2011, the latest available figures, the market share for households was 8.4% and for companies 8.9% (8.0% and 8.6% as of 31-Aug-2010), with an improvement in the spread of 57 basis points with respect to the fourth quarter of 2010. The total amount was €138,826m (€144,959m as of 30-Sep-2010). Once more it is important to highlight the good performance over the quarter of customer deposits, and thus the improvement in the liquidity gap in the area.

Current and savings accounts in the household segment were particularly buoyant. This positive note was basically due to the promotions launched in pay-roll and pension-linked accounts, which have attracted 36,461 new pay-roll deposits and 19,070 pension deposits over the quarter. In all, the market share is 9.3% in pay-roll accounts and 9.6% in pension accounts, with data as of 31-Aug-2011.

The offer of additional advantages according to loyalty has been maintained in time deposits as part of the customer-centric strategy. This quarter has been marked by a significant number of maturities of time deposits taken out in the third quarter of 2010. Appropriate management of these maturities has led to a maintenance rate of over 80%, with reductions in the cost of operations of around 100 basis points. The “Deposito BBVA UNO” has also been maintained as the main loyalty-building product, with an accumulated new production to 30-Sep-2011 of €1,475m. A number of different offers have been maintained to attract new customers, including the Deposito BBVA 11. As a result of all the above, the balance of time deposits increased by €9,275m over the last year and their average cost is 88 basis points below the market average (latest available figures to August).

In pension savings the Ahorro Asegurado (Guaranteed Savings) campaign launched in the second quarter is continuing successfully. New production in the third quarter of 2011 was €185m, 9% up on the previous quarter. In addition, the contributions to individual pension plans between July and September 2011 amounted to €66m, 5% up on the second quarter, with the most popular products being guaranteed pension savings (around 70%).

BBVA Private Banking ended the third quarter of 2011 with funds under management in Spain of €38,471m, 6.4% up on the same date last year, and with a growth in its customer base of 0.7%. The unit remains market leader in assets under management in SICAV (€2,666m), with a market share of 10.5% in September 2011, and 291 companies.

Covered savings continue to perform well in the insurance business, particularly the company insurance schemes, which have

Spain 29

now become a model in the market, with €340m in written premiums (up 182% year-on-year). Individual fund premiums are also performing well, at €724m (up 225%). As a result, the volume of managed funds is €8,655m, an increase of 6.3% in the nine months ended 30-Sep-2011. The level of business in non-life insurance has been maintained, with premiums of €181m (up 4% year-on-year). Particularly notable is the growth in the car business, with 7 million premiums (up 25%). Overall, the total premiums written by BBVA Seguros in the nine months ended 30-Sep-2011 amounted to €1,462m (up 85% year-on-year). The company maintains its leading position in individual life insurance, with a market share of 11.0% of premiums at the end of June (latest available figures).

To sum up, the adequate management of volumes and, above all, asset and liability prices, have boosted the net interest income to €2,817m. Gross income as of 30-Sep-2011 amounted to €4,118m (4,696m as of 30-Sep-2010). With operating expenses remaining at practically the same levels as in January-September 2010, the operating income was €2,333m (2,906m a year ago). After making increased allocations of generic provisions, the net attributable profit amounted to €842m.

Wholesale Banking

This unit manages the business with large corporations and multinational groups in the domestic market through Corporate and Investment Banking (C&IB), and the activity of Global Markets in the same geographical area, with their trading floor business and distribution. It is a customer base with diversified business and high cash lows from other countries. BBVA is able to offer a full range of products and services, supported by its extensive international presence.

In Spain, Wholesale Banking managed a loan book of €20,366m as of 30-Sep-2011, and customer funds of €17,637m. Both figures show great stability with respect to those for the same date last year (€20,667m and €17,443m respectively, as of 30-Sep-2010). The unit continues to focus strongly on customers with the highest levels of loyalty, profitability and credit quality.

The most significant aspects of earnings in the unit are as follows:

Resilient recurring revenues in the unit (net interest income plus fees): the figure for the nine months ended 30-Sep-2011 is very similar to the same period in 2010, at €723m.

Negative contribution from NTI in the quarter. This is explained by the economic situation in this period, the low level of business and falling asset prices in general.

As a result, the gross income stands at €782m, 2.2% above the figure for January-September 2010. Year-on-year growth in expenses of 9.4%, sustained by the investment project explained in previous quarters; as a result, the operating income was €474m (down 1.9% year-on-year).

Stability in impairment losses on financial assets, with a net attributable income in the nine months ended 30-Sep-2011 of €320m (€346m as of 30-Sep-2010).

30 Business areas

Eurasia

Income statement

(Million euros)

Eurasia

January-Sep. 11 % January-Sep. 10

Net interest income 516 108.7 247

Net fees and commissions 287 71.9 167

Net trading income 83 (8.1) 90

Other income/expenses 433 81.8 238

Gross income 1,319 77.6 743

Operating costs (432) 101.5 (215)

Personnel expenses (237) 81.4 (130)

General and administrative expenses (164) 129.4 (71)

Depreciation and amortization (32) 151.0 (13)

Operating income 887 67.9 528

Impairment on financial assets (net) (67) 214.9 (21)

Provisions (net) and other gains (losses) 17 n.m. (12)

Income before tax 837 69.1 495

Income tax (132) 70.0 (77)

Net income 705 68.9 418

Non-controlling interests - n.m. 1

Net attributable profit 705 68.6 418

Balance sheet

(Million euros)

Eurasia

30-09-11% 30-09-10

Cash and balances with central banks 1,908 n.m. 290

Financial assets 11,110 74.5 6,367

Loans and receivables 38,492 46.9 26,211

Loans and advances to customers 34,188 44.7 23,622

Loans and advances to credit institutions and other 4,304 66.3 2,589

Inter-area positions - n.m. 15,879

Tangible assets 576 61.0 358

Other assets 1,169 190.6 402

Total assets/Liabilities and equity 53,254 7.6 49,507

Deposits from central banks and credit institutions 16,908 (13.7) 19,591

Deposits from customers 22,504 (8.7) 24,657

Debt certificates 864 n.m. -

Subordinated liabilities 2,010 49.4 1,345

Inter-area positions 3,146 n.m. -

Financial liabilities held for trading 319 (25.3) 427

Other liabilities 2,650 151.1 1,055

Economic capital allocated 4,854 99.6 2,432

Eurasia 31

## Significant ratios

(Percentage)

| | Eurasia | | |
|---|---|---|---|
| | 30-09-11 | 30-06-11 | 30-09-10 |
| Efficiency ratio | 32.8 | 31.2 | 28.9 |
| NPA ratio | 1.5 | 1.3 | 0.9 |
| NPA coverage ratio | 117 | 143 | 139 |
| Risk premium | 0.28 | 0.33 | 0.12 |

## Eurasia highlights in the third quarter

- Strong business activity in Turkey.
- High growth of the contribution from Asia.
- Resilience of global businesses in Europe.
- Payment of the CNCB share capital increase.

This area covers BBVA's activity in Europe (excluding Spain) and Asia. In other words, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of branches in Paris, London and Brussels (in 2010 these were reported in Spain and Portugal), and WB&AM activity (Corporate and Investment Banking, Global Markets and CNCB) within this geographical area. It also covers the Group's stake in Garanti.

The **economic situation** in Eurasia is one of great disparity. In Europe, the situation in the third quarter was characterized by uncertainty and a focus on resolving the debt crisis. These doubts have been affecting the financial system of the euro zone and are leading to funding difficulties in the wholesale markets. In Turkey, however, a good rate of business activity has been sustained, though inflation remains relatively high. Finally, the Chinese economy still appears sound, despite the effects of the slowdown caused by the heightened weakness of foreign demand.

The area is of increasing importance both in terms of earnings and the balance sheet, and has increased the Group's diversification and growth capacity. From January to September 2011, Eurasia generated a **net attributable profit** of €705m. This figure represents 17.2% of the earnings generated by the Group's business areas or 22.4%, if the aggregate of Corporate Activities is included.

In the **third quarter of 2011** the increased contribution of CNCB was remarkable as it maintained significant growth in its banking business. Its loan-book was up 7.2% in the first half of 2011 compared to the close of 2010; customer deposits grew 8.2% for the same period; and the net attributable profit for the semester was up 40.6% year-on-year. The success of CNCB's share capital increase done through July and August of 2011, in which BBVA took part in order to maintain its 15% holding, also merits mention. Two factors have influenced the decision to undertake this operation: on the one hand, the need for it, due to the great strength of banking activity; and on the other hand, the wishes of the Chinese supervisor to maintain a highly solvent partner such as BBVA with the same stake as before the operation. The rest of the units, in general, presented stability with respect to previous quarters.

## Eurasia. Operating income

(Million euros)



+67.9%
528
887
159
199
170
257
249
317
321
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

## Eurasia. Net attributable profit

(Million euros)



+68.6%
418
705
124
147
147
169
198
251
257
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

32 Business areas

**Gross lending to customers** amounted to €34,960m as of 30-Sep-2011, a 5.0% increase in the quarter. This was explained by the positive contribution of practically all of the business units. Broken down by segment, loans to global businesses rose, while the balance for local business remained stable.

**Customer funds** decreased 17.2% in the quarter to €22,069m. This is due primarily to the decrease of balances in Europe.

The most notable aspects of **Garanti** in the third quarter of 2011 are as follows:

- Even though the Turkish Central Bank is taking actions to prevent the overheating of the economy, the **lending activity** maintains solid growth, which is particularly noticeable in personal loans.
- Favorable performance of the **customer spread** thanks to the repricing efforts.
- Positive performance of **customer deposits**, which progressed better than the sector average. This was due to the successful customer attraction campaigns carried out by the SME and individual customer segments.
- **Asset quality** remains excellent, with an NPA ratio much lower than that of the sector.

## Garanti. Significant data (30-06-2011) (1)

| | 30-06-11 |
|---|---|
| **Financial statements (million euros)** | |
| Attributable profit | 874 |
| Total assets | 65,620 |
| Loans to customers | 34,576 |
| Deposits from customers | 35,970 |
| **Relevant ratios (%)** | |
| Efficiency ratio | 42.3 |
| NPA ratio | 2.2 |
| **Other information** | |
| Number of employees | 19,784 |
| Number of branches | 894 |
| Number of ATMs | 3,144 |

(1) BRSA data for the group.

## Garanti. Composition of assets and lending portfolio (1)

(September 2011)


Composition of assets
Lending portfolio
Other 4.2%
Loan to customers 54.4%
Cash and banks 16.4%
Securities 25.0%
Corporate 18.5%
Consumer 18.1%
Credit cards 11.6%
SME 12.8%
Commercial 39.0%

(1) Garanti Bank data.

## Garanti. Composition of liabilities (1)

(September 2011)


Other 6.6%
Shareholders' equity 11.6%
Fund borrowed 15.1%
Repo obligations 10.1%
Bonds issued 2.4%
Deposits from customers 52.7%
Deposits from banks 1.5%

(1) Garanti Bank data.

Eurasia 33

# Mexico

## Income statement

(Million euros)

| | Mexico | | | | Units: Banking Business | | | | Units: Pensions and Insurance | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Jan.-Sep. 11 | Δ% | Δ%[1] | Jan.-Sep. 10 | Jan.-Sep. 11 | Δ% | Δ%[1] | Jan.-Sep. 10 | Jan.-Sep. 11 | Δ% | Δ%[1] | Jan.-Sep. 10 |
| **Net interest income** | **2,874** | **4.6** | **6.0** | **2,748** | **2,814** | **4.5** | **5.9** | **2,693** | **54** | **6.6** | **8.0** | **51** |
| Net fees and commissions | 906 | (0.8) | 0.5 | 913 | 848 | (1.4) | (0.1) | 860 | 53 | 3.7 | 5.1 | 51 |
| Net trading income | 264 | (20.4) | (19.4) | 331 | 204 | (10.6) | (9.4) | 228 | 60 | (42.2) | (41.4) | 104 |
| Other income/expenses | 164 | 23.3 | 24.9 | 133 | (85) | (25.4) | (24.4) | (114) | 296 | 16.1 | 17.7 | 255 |
| **Gross income** | **4,208** | **2.0** | **3.3** | **4,126** | **3,780** | **3.1** | **4.5** | **3,666** | **463** | **0.6** | **1.9** | **460** |
| Operating costs | (1,522) | 8.1 | 9.5 | (1,408) | (1,431) | 10.4 | 11.8 | (1,297) | (121) | 8.3 | 9.7 | (112) |
| Personnel expenses | (663) | 2.6 | 4.0 | (646) | (607) | 2.5 | 3.8 | (592) | (56) | 5.0 | 6.4 | (53) |
| General and administrative expenses | (781) | 11.5 | 13.0 | (700) | (748) | 16.1 | 17.6 | (644) | (63) | 11.6 | 13.0 | (57) |
| Depreciation and amortization | (78) | 26.1 | 27.7 | (62) | (76) | 27.0 | 28.6 | (60) | (2) | (0.0) | 1.3 | (2) |
| **Operating income** | **2,686** | **(1.2)** | **0.1** | **2,717** | **2,349** | **(0.9)** | **0.4** | **2,369** | **342** | **(1.9)** | **(0.6)** | **349** |
| Impairment on financial assets (net) | (915) | (4.1) | (2.8) | (953) | (915) | (4.1) | (2.8) | (953) | - | - | - | - |
| Provisions (net) and other gains (losses) | (50) | 2.9 | 4.2 | (48) | (47) | (2.5) | (1.3) | (49) | (3) | n.m. | n.m. | 1 |
| **Income before tax** | **1,722** | **0.3** | **1.7** | **1,716** | **1,387** | **1.4** | **2.8** | **1,367** | **340** | **(2.8)** | **(1.5)** | **349** |
| Income tax | (445) | (2.9) | (1.6) | (458) | (345) | (3.0) | (1.7) | (356) | (100) | (1.4) | (0.1) | (101) |
| **Net income** | **1,277** | **1.5** | **2.9** | **1,257** | **1,041** | **3.0** | **4.3** | **1,011** | **240** | **(3.3)** | **(2.1)** | **248** |
| Non-controlling interests | (2) | (34.7) | (33.8) | (3) | - | - | - | - | (2) | (5.9) | (4.7) | (2) |
| **Net attributable profit** | **1,275** | **1.6** | **2.9** | **1,254** | **1,041** | **3.0** | **4.4** | **1,011** | **238** | **(3.3)** | **(2.0)** | **246** |

(1) At constant exchange rate.

## Balance sheet

(Million euros)

| | Mexico | | | | Units: Banking Business | | | | Units: Pensions and Insurance | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 30-09-11 | Δ% | Δ%[1] | 30-09-10 | 30-09-11 | Δ% | Δ%[1] | 30-09-10 | 30-09-11 | Δ% | Δ%[1] | 30-09-10 |
| Cash and balances with central banks | 5,771 | 1.4 | 10.0 | 5,693 | 5,771 | 1.4 | 10.0 | 5,693 | - | - | - | - |
| Financial assets | 24,682 | (3.0) | 5.3 | 25,440 | 20,055 | (3.4) | 4.9 | 20,757 | 4,860 | (1.7) | 5.3 | 4,944 |
| Loans and receivables | 35,024 | (7.7) | 0.3 | 37,927 | 34,721 | (7.9) | 0.0 | 37,686 | 352 | 24.9 | 35.6 | 281 |
| Loans and advances to customers | 32,242 | (0.7) | 7.8 | 32,458 | 32,090 | (0.7) | 7.8 | 32,325 | 182 | 16.4 | 26.4 | 157 |
| Loans and advances to credit institutions and other | 2,782 | (49.1) | (44.8) | 5,469 | 2,631 | (50.9) | (46.7) | 5,361 | 169 | 35.5 | 47.1 | 125 |
| Tangible assets | 901 | 9.7 | 19.1 | 821 | 895 | 9.9 | 19.3 | 814 | 6 | (7.6) | 0.4 | 7 |
| Other assets | 1,654 | 2.8 | 11.6 | 1,610 | 2,700 | 23.2 | 33.7 | 2,193 | 111 | (11.4) | (3.8) | 125 |
| **Total assets/Liabilities and equity** | **68,032** | **(4.8)** | **3.3** | **71,492** | **64,142** | **(4.5)** | **3.7** | **67,143** | **5,329** | **(0.5)** | **8.0** | **5,358** |
| Deposits from central banks and credit institutions | 9,788 | (19.3) | (12.4) | 12,128 | 9,788 | (19.3) | (12.4) | 12,128 | - | - | - | - |
| Deposits from customers | 31,703 | (4.4) | 3.8 | 33,157 | 31,722 | (4.4) | 3.8 | 33,175 | - | - | - | - |
| Debt certificates | 3,887 | (5.9) | 2.1 | 4,132 | 3,887 | (5.9) | 2.1 | 4,132 | - | - | - | - |
| Subordinated liabilities | 2,244 | 24.6 | 35.3 | 1,800 | 3,373 | 35.0 | 46.6 | 2,497 | - | - | - | - |
| Financial liabilities held for trading | 6,153 | 0.7 | 9.3 | 6,110 | 6,153 | 0.7 | 9.3 | 6,110 | - | - | - | - |
| Other liabilities | 10,376 | (3.8) | 4.5 | 10,783 | 5,735 | (4.3) | 3.9 | 5,995 | 4,972 | (3.0) | 5.3 | 5,127 |
| Economic capital allocated | 3,883 | 14.8 | 24.7 | 3,381 | 3,485 | 12.3 | 21.9 | 3,104 | 352 | 52.6 | 65.7 | 231 |

(1) At constant exchange rate.

34 Business areas

This area comprises the banking, pensions and insurance business conducted in Mexico by the BBVA Bancomer Financial Group (hereinafter, BBVA Bancomer).

Despite the slowdown in advanced economies, emerging economies still continue to grow solidly towards more sustainable levels. In Mexico, the most important **indicators** (industrial activity, formal employment, retail sales) remain positive, so the growth rate could have continued in the third quarter at levels that are similar to those of the previous quarter. Inflation is not a concern, given the domestic environment of contained demand, which limits the power of the transfer of costs from companies to consumers. Against this backdrop, with inflation in Banxico's target range, the Central Bank could analyze interest rate lowering scenarios. The overnight rate could also be maintained at similar levels to current ones beyond 2012 if the global economic scenario were to deteriorate.

As regards to the **exchange rate**, the Mexican peso/euro rate has depreciated both in year-on-year terms (down 7.9%) and in quarter-on-quarter terms (down 8.7%). Thus the impact of the currency on the balance sheet and business volume in the area is negative. The average exchange rate also declined, though in this case to a lesser extent (down 1.3% year-on-year and down 1.4% quarter-on-quarter). Thus the effect of the currency on the income statement was slightly negative. Unless otherwise indicated, all comments below refer to changes at a constant exchange rate.

In the third quarter of 2011, Mexico continued to present positive growth in recurring revenues. Therefore, between January and September 2011, the net interest income grew 6.0% year-on-year rate, mainly boosted by increased lending and deposit gathering volumes and by positive price management. This has enabled to offset the effects of the low interest rate situation and the lower contribution to income by global businesses. These were affected, in part, by the convulsed situation of the financial markets that led to a loss of asset values and also to decreased activity. Nevertheless, from the point of view of profitability, measured over ATA, both the net interest income and impairment losses on financial assets demonstrated great stability in the past year. Fees and commissions remain at the same level as the previous year. The performance of asset management fees (investment companies and pension funds)

## Mexico highlights in the third quarter

- Strength of banking activity, especially in the retail portfolio.
- Stability in the risk premium.
- BBVA Bancomer, the most profitable entity in the sector.
- Good performance of pensions and insurance activity.

## Significant ratios

(Percentage)

| | Mexico | | |
|---|---|---|---|
| | 30-09-11 | 30-06-11 | 30-09-10 |
| Efficiency ratio | 36.2 | 35.9 | 34.1 |
| NPA ratio | 3.5 | 3.4 | 3.4 |
| NPA coverage ratio | 128 | 134 | 150 |
| Risk premium | 3.39 | 3.38 | 3.86 |

## Mexico. Operating income

(Million euros at constant exchange rate)


+0.1% (1)
2,682
2,686
876
907
899
874
893
916
877
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At current exchange rate: -1.2%.

## Mexico. Net attributable profit

(Million euros at constant exchange rate)


+2.9% (1)
1,238
1,275
362
431
445
449
425
448
402
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At current exchange rate: +1.6%.

Mexico 35

BBVA Bancomer. Net interest income/Impairment losses on financial assets

(Percentage)

5.9 5.9 6.0 5.9 5.9

Net interest income/ATA

3.1 3.4 3.1 3.1 3.0

Impairment losses on financial 1.9 1.8 2.0 1.9 1.9 assets/ATA

3Q 4Q 1Q 2Q 3Q

2010 2011

was able to offset the less favorable evolution of banking fees, affected by regulatory changes. The aforementioned situation of the financial markets, especially in the last part of the quarter, has led to lower brokerage revenues. Thus, as of September 30, 2011, NTI stood at €264m. Insurance activity has maintained its positive trajectory, which explains why other income grew at a year-on-year rate of 24.9% Consequently, the accumulated gross income reached €4,208m, marking 3.3% year-on-year growth.

Operating expenses at €1,522m were up 9.5% with respect to the same period of 2010. Personnel costs grew at the rate of inflation, so the increase can be explained by the investment in infrastructure and banking expansion (banking penetration). In the last 12 months, the branch network grew by 14 branches, while the number of ATMs totaled 7,293 (735 more than one year prior). Consequently, BBVA Bancomer retains its leading position in the country by number of branches and ATMs with a market share of 15.8% and 20.4%, respectively, according to information from the Comision Nacional Bancaria y de Valores (CNBV) in August 2011. As a result of these revenues and expenses, the accumulated operating income as of 30-Sep-2011 remained flat as compared to the same period last year and stood at €2,686m.

Lending growth has been accompanied by proper risk management. This has enabled the impairment losses on financial assets to remain at practically the same levels as in the previous year and the accumulated risk premium to improve by 47 basis points (standing at 3.39%) in the last twelve months. Furthermore, the NPA and coverage ratios closed the month of September at 3.5% and 128% respectively.

As of September 30, 2011, the net attributable profit stood at €1,275m. BBVA Bancomer is the entity with the highest profitability, as it achieved an ROE of 20.2% (according to local accounting criteria) and surpassed the average of its main competitors 9. by 5 6 percentage points.

Banking Business

Adequate management of the banking business contributed to the growth of the commercial activity. As of 30-Sep-2011, the loan-book, excluding the 1.0 old mortgage portfolio, posted a year-on-year growth of 8.0%. Its worth mentioning that lending to corporate clients has been slowed by a more comfortable liquidity position in companies and the public sector, which led to an increase in early prepayment of bank loans. If this effect is excluded, gross loans and advances to customers were up 14.2% in the last 12 months.

The growth of loans in the retail segment has been outstanding. The consumer portfolio, including credit cards, presented 23.4% year-on-year growth and reached €7,296m. The solid performance of car, personal and payroll loans has been especially important; together, they grew 23.0% compared to September 2010. Lending to SMEs and micro-businesses has likewise been very favorable, up 16.8% year-on-year. The balance of mortgage lending, excluding the old mortgage portfolio, reached €7,870m at the close of September 2011, a 6.4% increase compared to the same date the previous year. BBVA Bancomer maintains its leadership position and continues to innovate with programs such as “Hipoteca Selecta”, jointly created with INFONAVIT (Institute of the National Housing Fund for Workers) for private sector employees who are offered preferential funding conditions.

Customer funds, including bank deposits, repos, mutual funds and investment companies, grew by 13.1% year-on-year to €52,075m. It also continues to maintain a profitable mix. Demand deposits, which are lower-cost, represent 41.8% of the total and increased at a year-on-year rate of 15.1%, while time deposits increased 11.7% in the same period. In the third quarter, “Meta Ahorro” was launched; this product, with an attractive yield, allows customers to choose both the amount of their investments and the period of time they wish to keep them. In off-balance-sheet funds, the assets under management by investment companies

36 Business areas

continued their positive trend and presented a year-on-year growth of 12.1% to €14,559m.

BBVA Bancomer has also presented a solid level of liquidity and capital adequacy; at the close of the third quarter, it recorded a capitalization index of 15.7% (following local criteria), a comfortable figure to address the continued growth of the bank’s balance sheet.

Pensions and Insurance

Between January and September 2011, the pensions and insurance business has generated a net attributable profit of €238m.

In the pension sector, Afore Bancomer continued to present outstanding growth, with a solid performance in activity. It closed the third quarter of 2011 with €12,073 in assets under management (up 4.2% year-on-year) and 4.6% growth in funds gathering. Both variables are essential both to the progress of revenue from fees and commissions (which rose 9.1% compared to the same period of 2010) and to record a net attributable profit of €55m. This latter figure is very positive (down 1.9% year-on-year) considering the current turbulent situation of the financial markets.

The insurance business maintained a high level of activity, with a 21.2% year-on-year increase in total written premiums. New funds gathered through ILP (“Inversion Libre Patrimonial”: Free Wealth Investment) and the performance of the “Crediton Nomina” loan, with increased volumes generating higher premiums than initially estimated, were very important, once again, this quarter. In addition, the “AutoSeguro” car insurance product continued to perform well thanks to the campaigns carried out in 2011. One such example was the third quarter 2011 launch of “Auto Alerta” by Seguros Bancomer; this product, which enables the immediate tracking of a vehicle in the event of an accident, will be able to serve nearly 600,000 customers. It will also allow for the reporting of accidents with a press of a button on a mobile telephone.

The above said, together with the good management of expenses and low accident rates reported in the car and life insurance sectors, contributes to a 9.9% year-on-year profit growth. Excluding the one-off item in the first quarter of 2010 associated with the change in measurement of car related provisions, growth was 14.1%.

Mexico 37

# South America

## Income statement

(Million euros)

| | | | | | Units: | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | South America | | | | Banking business | | | | Pensions and Insurance | | | |
| | Jan.-Sep. 11 | Δ% | Δ% (1) | Jan.-Sep. 10 | Jan.-Sep. 11 | Δ% | Δ% (1) | Jan.-Sep. 10 | Jan.-Sep. 11 | Δ% | Δ% (1) | Jan.-Sep. 10 |
| **Net interest income** | **2,255** | **22.4** | **28.4** | **1,843** | **2,211** | **22.1** | **28.1** | **1,811** | **45** | **29.4** | **32.6** | **35** |
| Net fees and commissions | 780 | 10.0 | 13.4 | 709 | 561 | 11.2 | 16.8 | 505 | 222 | 3.3 | 2.0 | 215 |
| Net trading income | 355 | (11.8) | (7.0) | 402 | 335 | 9.2 | 15.4 | 306 | 21 | (78.1) | (77.2) | 96 |
| Other income/expenses | (176) | 25.5 | 39.2 | (141) | (288) | 24.6 | 35.7 | (231) | 120 | 22.8 | 29.5 | 97 |
| **Gross income** | **3,214** | **14.2** | **19.0** | **2,814** | **2,818** | **17.9** | **23.4** | **2,391** | **408** | **(8.1)** | **(6.5)** | **443** |
| Operating costs | (1,463) | 20.5 | 26.1 | (1,215) | (1,261) | 20.7 | 26.9 | (1,044) | (179) | 3.0 | 6.1 | (173) |
| Personnel expenses | (747) | 19.3 | 24.7 | (626) | (640) | 19.6 | 25.5 | (535) | (87) | (0.5) | 2.4 | (88) |
| General and administrative expenses | (604) | 22.9 | 28.8 | (491) | (514) | 23.0 | 29.4 | (417) | (86) | 7.2 | 10.5 | (80) |
| Depreciation and amortization | (113) | 15.6 | 21.6 | (98) | (107) | 16.6 | 23.0 | (92) | (6) | (0.7) | 0.6 | (6) |
| **Operating income** | **1,751** | **9.5** | **13.7** | **1,599** | **1,558** | **15.6** | **20.7** | **1,347** | **229** | **(15.2)** | **(14.5)** | **270** |
| Impairment on financial assets (net) | (322) | 7.0 | 11.2 | (301) | (322) | 7.0 | 11.2 | (301) | - | - | - | - |
| Provisions (net) and other gains (losses) | (44) | 105.5 | 114.3 | (21) | (47) | 211.0 | 225.8 | (15) | 3 | n.m. | n.m. | (6) |
| **Income before tax** | **1,385** | **8.5** | **12.6** | **1,277** | **1,188** | **15.3** | **20.5** | **1,030** | **226** | **(14.2)** | **(13.6)** | **264** |
| Income tax | (282) | (0.1) | 5.1 | (282) | (246) | 14.0 | 20.6 | (215) | (47) | (25.0) | (23.1) | (63) |
| **Net income** | **1,103** | **10.9** | **14.7** | **994** | **943** | **15.7** | **20.5** | **815** | **179** | **(10.9)** | **(10.7)** | **201** |
| Non-controlling interests | (349) | 18.0 | 23.0 | (296) | (308) | 26.8 | 33.7 | (242) | (42) | (21.9) | (22.4) | (53) |
| **Net attributable profit** | **754** | **7.9** | **11.2** | **698** | **635** | **11.0** | **15.0** | **573** | **137** | **(6.8)** | **(6.4)** | **148** |

(1) At constant exchange rate.

## Balance sheet

(Million euros)

| | | | | | Units: | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | South America | | | | Banking business | | | | Pensions and Insurance | | | |
| | 30-09-11 | Δ% | Δ% (1) | 30-09-10 | 30-09-11 | Δ% | Δ% (1) | 30-09-10 | 30-09-11 | Δ% | Δ% (1) | 30-09-10 |
| Cash and balances with central banks | 7,833 | 44.3 | 44.9 | 5,429 | 7,833 | 44.3 | 44.9 | 5,429 | - | - | - | - |
| Financial assets | 9,891 | 13.2 | 15.7 | 8,736 | 8,441 | 18.3 | (0.6) | 7,136 | 1,396 | (13.1) | 7.8 | 1,605 |
| Loans and receivables | 38,853 | 24.7 | 26.8 | 31,152 | 38,238 | 25.1 | 27.2 | 30,563 | 404 | (42.8) | (40.6) | 706 |
| Loans and advances to customers | 35,135 | 28.6 | 30.8 | 27,324 | 35,062 | 29.1 | 31.3 | 27,159 | 85 | (51.1) | (49.3) | 174 |
| Loans and advances to credit institutions and other | 3,718 | (2.9) | (1.6) | 3,828 | 3,176 | (6.7) | (5.7) | 3,405 | 319 | (40.1) | (37.7) | 532 |
| Tangible assets | 728 | 14.9 | 16.5 | 634 | 677 | 17.0 | 18.3 | 578 | 51 | (7.3) | (3.2) | 55 |
| Other assets | 2,403 | 14.6 | 17.4 | 2,097 | 2,008 | 13.3 | 16.5 | 1,773 | 152 | (14.2) | (11.0) | 177 |
| **Total assets/Liabilities and equity** | **59,707** | **24.3** | **26.4** | **48,048** | **57,196** | **25.8** | **27.7** | **45,480** | **2,033** | **(21.3)** | **(18.1)** | **2,544** |
| Deposits from central banks and credit institutions | 5,623 | 30.3 | 33.2 | 4,314 | 5,622 | 30.5 | 33.3 | 4,309 | 5 | 7.2 | 8.7 | 5 |
| Deposits from customers | 38,866 | 28.9 | 30.5 | 30,145 | 38,983 | 28.8 | 30.4 | 30,255 | - | - | - | - |
| Debt certificates | 2,144 | 0.2 | 3.4 | 2,139 | 2,144 | 0.2 | 3.4 | 2,139 | - | - | - | - |
| Subordinated liabilities | 1,451 | 14.1 | 17.0 | 1,272 | 1,088 | 10.2 | 13.9 | 987 | - | - | - | - |
| Financial liabilities held for trading | 1,373 | 50.9 | 57.8 | 910 | 1,373 | 50.9 | 57.8 | 910 | - | - | - | - |
| Other liabilities | 7,582 | 10.0 | 12.4 | 6,893 | 5,616 | 13.6 | 15.2 | 4,944 | 1,708 | (18.6) | (15.4) | 2,100 |
| Economic capital allocated | 2,668 | 12.4 | 15.1 | 2,374 | 2,370 | 22.5 | 24.8 | 1,935 | 290 | (34.1) | (31.4) | 440 |

(1) At constant exchange rate.

38 Business areas

The South American area manages the BBVA Group's banking, pension and insurance businesses in the region. The first half of 2011 saw the incorporation of Crédit Uruguay (purchased at the end of 2010 and merged with BBVA Uruguay in May 2011) and the sale of the Group's holding in the insurance company Consolidar Retiro of Argentina. An additional 24.5% holding in the company Forum Chile was also purchased in September 2011.

**Economic growth** continues very strong in South America, sustained by domestic demand and also the support from what is still a lax fiscal policy. Growth rates in the consumption of durable goods and bank lending in most countries are very high. Employment figures also continue to be very positive and are providing significant support for domestic demand. Commodity prices remain high, which explains the buoyancy of income.

With respect to the main currencies in the region, the final **exchange rates** of the Argentinean, Chilean and Colombian peso have fallen over the last 12 months and, except in the case of Argentina, over the quarter. In contrast, the Peruvian nuevo sol and Venezuelan bolivar gained over the year, and particularly over the quarter. The overall impact on business activity and the balance sheet in the area is slightly negative compared with the figures for the same date last year. In terms of average exchange rates, all the currencies except the Chilean peso lost in year-on-year terms, so the effect on the income statement is also negative and more significant than in the balance sheet and business activity figures. Unless otherwise indicated, all comments below refer to changes at constant exchange rates.

## South America highlights in the third quarter

- Positive activity in all the geographical areas.
- New gains in market share highly focused on the individual segment.
- Strong revenues.
- Improvement in risk indicators.

## Significant ratios

(Percentage)

| | South America | | |
|---|---|---|---|
| | 30-09-11 | 30-06-11 | 30-09-10 |
| Efficiency ratio | 45.5 | 44.5 | 43.2 |
| NPA ratio | 2.3 | 2.4 | 2.4 |
| NPA coverage ratio | 140 | 138 | 139 |
| Risk premium | 1.31 | 1.33 | 1.51 |

The persistent positive economic climate continues to favor growth in activity in the region. The **loan book** in the area at the end of September amounted to €36,403m, a year-on-year increase of 30.7% and a gain of 29 basis points in market share over the last 12 months (August figures, the latest available). The figures for **customer funds** are also very positive, particularly in the case of lower-cost funds such as current and savings accounts, which grew by 31.0% over the 12 months.

## South America. Operating income

(Million euros at constant exchange rate)



+13.7% (1)
1,540
1,751
568
464
507
516
628
553
570
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At current exchange rate: +9.5%.

## South America. Net attributable profit

(Million euros at constant exchange rate)



+11.2% (1)
678
754
235
210
233
187
276
252
225
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At current exchange rate: +7.9%.

South America 39

Including the assets under management in mutual funds, customer funds managed by the banks amounted to €43,926m as of 30-Sep-2011, 25.4% up on the same date in 2010. In the pension business, the high level of volatility in the financial markets has impacted the profitability of the managed portfolios, and led growth of the assets under management to slow over the last twelve months to only 1.9%, amounting to €44,708 as of 30-Sep-2011.

This level of growth in business activity has been reflected in the net interest income in the area, which totaled €2,255m year to date (30-Sep-2011), 28.4% up on the same period last year. There was also growth of 13.4% year-on-year in net fees and commissions to €780m. NTI, at €355m, was influenced strongly by the value of US dollar positions in Banco Provincial and by the turmoil on the markets. As a result of the above, combined with the other income/expenses item, the gross income year to date was €3,214m, 19.0% up on the same period last year.

Expenses in the area were up 26.1% to €1,463m, due to the expansion and positioning projects undertaken by most of the units. However, thanks to the positive revenue figures, the efficiency ratio remains at a reasonable level of 45.5%. The operating income to September was €1,751m, up 13.7%.

It is of particular note that the major growth in business activity has been accompanied by maintenance of asset quality. This is reflected in the reduction in the NPA ratio, which as of 30-Sep-2011 stood at 2.3% (2.4% as of 30-Jun-2011). Impairment losses on financial assets were up 11.2% to €322m as a result of increased lending activity, while the coverage ratio has improved over the quarter by more than 2 percentage points to 140%.

To sum up, there has been a significant growth in activity reflected in the boost provided by revenues. This, together with the performance of expenses and loan-loss provisions have led to a growth of 11.2% in the net attributable profit to €754m in the nine months ended 30-Sep-2011.

Banking Business

In the first nine months of 2011, the area’s banking business has generated a net attributable profit of €635m, 15.0% up on the figure for the same period last year. The most significant aspects for each of the banks are detailed below.

In Banco Frances in Argentina, the positive net interest income figures stand out, with year-on-year growth of 16.7% thanks to the excellent performance of the loan book, which was boosted by almost all the lines of business. There was a gain 44 basis points in market share over the last 12 months, according to data for August 2011. Particularly outstanding was the increased market share in consumer finance (up 99 basis points) and corporate lending (up 66 basis points). The high rate of growth in fees has been boosted by credit cards and income from transactional services which together with NTI also increasing due to the sale of assets, gross income year-on-year rose by 23.9%. Operating expenses were up by 24.1%, due to inflation and expansion plans implemented by the bank. At the same time, high asset quality has required only moderate loan-loss provisions. In all, these factors have led to net attributable profit of €109m, a year-on-year rise of 38.5%.

In Chile, BBVA and Forum have posted good net interest income figures, which were up 28.4% thanks to a significant increase in lending to private individuals, particularly in consumer finance (with a year-on-year gain of 115 basis points in market share) and mortgage lending (up 27 basis points). The downturn in NTI is the result of the high capital gains from the sale of asset portfolios in 2010. As a result of all these factors, gross income was up 17.0%. Including the expenses under the expansion plans carried out in 2011, together with the favorable level of loan-loss provisions, the net attributable profit amounted to €91m.

BBVA Colombia continues its strong pace of year-on-year growth in lending activity (up 29.2%), particularly in credit cards (up 56.1%) and consumer finance (up 47.5%). The bank has gained significantly in market share in these two items (up 116 and 126 basis points, respectively). Net interest income was up 6.9% and gross income by 2.8%, affected by lower NTI this the year compared with 2010. The increased expenses are largely the result of the impact of the tax on financial transactions and the wealth tax (which did not apply to BBVA in 2010). Loan-loss provisions and risk indicators continue to be positive. As a result of these factors, the net attributable profit in the nine months ended 30-Sep-2011 was €154m (up 4.6% year-on-year).

40 Business areas

In Peru, **Banco Continental** also performed well during the quarter, as reflected in the year-on-year gains in market share in lending (up 118 basis points, thanks to the growth in credit cards and mortgages) and in customer funds (up 201 basis points). This growth in activity is reflected in the rise of 13.4% in net interest income, which combined with a 7.0% growth in fees and commissions has resulted in an increase of 5.4% in gross income. The rise in expenses can be explained by the bank's expansion projects (28 new branches have been opened in the last 12 months). Finally, with stable loan-loss provisions, the net attributable profit amounts to €100m (up 4.1%).

The net attributable profit of **Banco Provincial** was €132m, 66.1% up on the previous year. The result is greatly influenced by the revaluing of US dollar positions held by the bank, as reflected in the line item of NTI (in 2010 there was a similar effect following the devaluation of the Venezuelan bolivar). Net interest income was up 57.7% as a result of the growth in business activity, particularly consumer finance (up 57.3%) and credit cards (up 63.3%), which increased their market share by 173 and 443 basis points, respectively. Operating expenses are growing in line with inflation and loan-loss provisions include increased generic preventive provisions.

Among the other banks, **Panama** had a profit for the nine months ended 30-Sep-2011 of €19m, **Paraguay** of €23m, and **Uruguay** of €8m (including the contribution of Crédit Uruguay).

## Pensions and Insurance

The Pensions and Insurance unit in South America is a leader in the pension business in Latin America. It had a net attributable profit in the nine months ended 30-Sep-2011 of €137m, 6.4% down on the figure for 2010. This fall is due to the **pension business** contributing 30.4% less, at €71m. While the commercial performance has been good, the business has been badly hit by the high volatility of the financial markets. In contrast, the **insurance business** had a profit of €67m, a year-on-year growth of 47.5%, thanks to the steady growth in business activity, as reflected in the 28.7% rise in written premiums.

**AFP Provida** in Chile had a net attributable profit of €54m, despite the negative effect of the markets. The favorable performance of receipts was particularly notable. They posted a year-on-year growth of 5.1% and boosted income from fees (up 3.0%). **AFP Horizonte de Colombia** generated a net attributable profit of €13m and **AFP Horizonte de Peru**, of €6m.

The insurance companies in the **Grupo Consolidar** had a net attributable profit in the nine months ended 30-Sep-2011 of €25m, 51.6% above the figure for the same period in 2010. This growth is the result of increased activity, with premiums up by 25%, and the limited rise in claims. In the rest of the region, the insurance business in Chile generated €24m, with a growth in premiums of 44%; Colombia, €11m; and Venezuela, €6m.

### South America. Data per country (banking business, pensions and insurance)

(Million euros)

| | Operating income | | | | Net attributable profit | | | |
|---|---|---|---|---|---|---|---|---|
| Country | Jan.-Sep. 11 | ∆% | ∆% at constant exchange rate | Jan.-Sep. 10 | Jan.-Sep. 11 | ∆% | ∆% at constant exchange rate | Jan.-Sep. 10 |
| Argentina | 244 | 9.7 | 21.6 | 222 | 131 | 30.6 | 44.6 | 101 |
| Chile | 343 | 3.2 | 0.7 | 332 | 171 | (4.4) | (6.8) | 179 |
| Colombia | 289 | (13.0) | (11.2) | 333 | 184 | 1.8 | 3.9 | 180 |
| Peru | 367 | (5.5) | (1.2) | 388 | 105 | (6.0) | (1.7) | 112 |
| Venezuela | 464 | 67.4 | 82.2 | 277 | 139 | 49.8 | 63.1 | 92 |
| Other countries [1] | 44 | (6.2) | (6.2) | 47 | 23 | (30.7) | (31.4) | 34 |
| **Total** | **1,751** | **9.5** | **13.7** | **1,599** | **754** | **7.9** | **11.2** | **698** |

(1) Panama, Paraguay, Uruguay, Bolivia and Ecuador. Additionally, it includes eliminations and other charges.

South America 41

# The United States

## Income statement

(Million euros)

| | The United States | | | | Units: BBVA Compass | | | |
|---|---|---|---|---|---|---|---|---|
| | Jan.-Sep. 11 | Δ% | Δ% [(1)] | Jan.-Sep. 10 | Jan.-Sep. 11 | Δ% | Δ% [(1)] | Jan.-Sep. 10 |
| **Net interest income** | **1,182** | **(14.6)** | **(9.1)** | **1,384** | **1,044** | **(12.3)** | **(7.6)** | **1,209** |
| Net fees and commissions | 480 | (3.7) | 2.3 | 498 | 396 | (5.4) | 0.6 | 421 |
| Net trading income | 109 | (5.7) | (0.8) | 116 | 72 | (1.7) | 5.0 | 74 |
| Other income/expenses | (60) | 71.9 | 84.0 | (35) | (58) | 79.2 | 101.2 | (31) |
| **Gross income** | **1,711** | **(12.8)** | **(7.3)** | **1,963** | **1,454** | **(11.8)** | **(7.0)** | **1,672** |
| Operating costs | (1,097) | (3.3) | 3.1 | (1,135) | (960) | (5.0) | 1.0 | (1,017) |
| Personnel expenses | (599) | 5.2 | 12.1 | (570) | (525) | 3.2 | 10.8 | (507) |
| General and administrative expenses | (372) | (10.3) | (4.4) | (415) | (313) | (12.7) | (8.1) | (364) |
| Depreciation and amortization | (126) | (16.2) | (10.4) | (151) | (122) | (14.8) | (10.6) | (146) |
| **Operating income** | **613** | **(25.9)** | **(21.5)** | **828** | **494** | **(22.2)** | **(19.4)** | **655** |
| Impairment on financial assets (net) | (285) | (42.9) | (38.8) | (498) | (273) | (36.1) | (36.0) | (456) |
| Provisions (net) and other gains (losses) | (23) | 7.3 | 14.9 | (22) | (5) | (70.2) | (76.4) | (21) |
| **Income before tax** | **305** | **(0.8)** | **3.2** | **308** | **216** | **19.4** | **30.1** | **178** |
| Income tax | (88) | 3.7 | 7.7 | (84) | (57) | 24.6 | 36.3 | (45) |
| **Net income** | **218** | **(2.5)** | **1.5** | **223** | **159** | **17.6** | **28.0** | **133** |
| Non-controlling interests | - | - | - | - | - | - | - | - |
| **Net attributable profit** | **218** | **(2.5)** | **1.5** | **223** | **159** | **17.6** | **28.0** | **133** |

(1) At constant exchange rate.

## Balance sheet

(Million euros)

| | The United States | | | | Units: BBVA Compass | | | |
|---|---|---|---|---|---|---|---|---|
| | 30-09-11 | Δ% | Δ% [(1)] | 30-09-10 | 30-09-11 | Δ% | Δ% [(1)] | 30-09-10 |
| Cash and balances with central banks | 2,124 | (26.5) | (27.3) | 2,890 | 1,778 | (2.1) | (3.3) | 1,819 |
| Financial assets | 8,054 | 8.9 | 7.7 | 7,396 | 7,196 | 8.7 | 10.9 | 6,561 |
| Loans and receivables | 38,841 | (2.3) | (3.4) | 39,762 | 31,445 | 1.8 | 0.9 | 30,836 |
| Loans and advances to customers | 37,331 | (2.6) | (3.6) | 38,317 | 30,588 | 1.6 | 0.7 | 30,064 |
| Loans and advances to credit institutions and other | 1,510 | 4.5 | 3.4 | 1,445 | 857 | 9.9 | 9.8 | 772 |
| Inter-area positions | 27 | (99.8) | (99.8) | 11,990 | 2 | (88.5) | (98.3) | 127 |
| Tangible assets | 782 | (3.0) | (4.0) | 806 | 746 | (2.7) | (4.0) | 768 |
| Other assets | 2,259 | (8.8) | (9.8) | 2,476 | 2,024 | (8.6) | (10.5) | 2,237 |
| **Total assets/Liabilities and equity** | **52,086** | **(20.3)** | **(21.1)** | **65,320** | **43,190** | **1.8** | **0.9** | **42,349** |
| Deposits from central banks and credit institutions | 7,436 | 29.2 | 27.8 | 5,756 | 4,265 | 17.8 | 18.5 | 3,562 |
| Deposits from customers | 36,220 | (28.8) | (29.6) | 50,892 | 32,411 | (0.0) | (1.1) | 32,422 |
| Debt certificates | 348 | (29.0) | (29.8) | 490 | - | - | - | - |
| Subordinated liabilities | 1,156 | (1.7) | (2.8) | 1,176 | 932 | 2.7 | 1.9 | 905 |
| Inter-area positions | - | - | - | - | - | - | - | - |
| Financial liabilities held for trading | 439 | 24.3 | 22.9 | 353 | 424 | 27.2 | 28.8 | 326 |
| Other liabilities | 3,516 | (1.5) | (2.6) | 3,571 | 2,703 | (0.1) | (1.2) | 2,707 |
| Economic capital allocated | 2,972 | (3.5) | (4.6) | 3,081 | 2,455 | 1.0 | 0.1 | 2,427 |

(1) At constant exchange rate.

42 Business areas

This area encompasses the Group's business in the United States and in the Commonwealth of Puerto Rico. BBVA Compass accounts for around 83% of the assets and 85% of the earnings generated in the country. Most of the comments below are therefore focused on this bank.

In the third quarter of 2011, the country's **economic growth** slowed, although the chance of a return to recession is still low and an upturn in the economy is expected over the second half of the year. However, the sluggish recovery in employment and wages, a residential construction sector still deep in the process of adjustment, the continued household deleveraging process, and the volatility of financial markets may all continue to hold the recovery in check.

With respect to the **labor market**, the latest available figures place the unemployment rate at 9.1%, with layoffs in the public sector and the weakness of the real estate market being the factors that contribute most to the rise. Labor market growth is expected to remain low, in line with a slower than expected economic recovery.

A combination of a weak economic activity and stable commodity prices are helping contain **inflationary** pressures. Deflationary risks have also declined, with the latest consumer price index higher than expected.

The FED is explicitly committed to keeping **interest rates** low through mid-2013 and recently announced that it plans to lengthen the average maturity of its balance sheet by selling USD 400 billion of shorter-term Treasury holdings and purchasing the same amount of longer-term securities. Moreover, it could implement further stimulus measures if downside growth risks increase.

## The United States highlights in the third quarter

- The favorable new production figures for target portfolios have offset falling loans to the developer sector.
- The positive trend in the customer spread continues.
- New improvements in asset quality.
- BBVA Compass has the best net interest income/ATA ratio within its peer group.

## Significant ratios

(Percentage)

| | The United States | | |
|---|---|---|---|
| | 30-09-11 | 30-06-11 | 30-09-10 |
| Efficiency ratio | 64.2 | 63.2 | 57.8 |
| NPA ratio | 3.9 | 4.2 | 4.6 |
| NPA coverage ratio | 69 | 67 | 58 |
| Risk premium | 1.04 | 1.16 | 1.58 |

The exchange rate of the US **currency** against the euro has gained year-on-year (1.1%), and in particular quarter-on-quarter (7.0%), so the impact of the currency on the balance sheet and volume of business in the area is positive. However, in terms of average exchange rates the dollar is down 6.5% over the last 12 months, though practically unchanged on the figure for the previous quarter. Thus the effect of the year-on-year changes in the income statement is negative and practically nil between June and

## The United States. Operating income

(Million euros at constant exchange rate)



-21.5% (1)
782
613
251
272
259
199
225
205
184
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At current exchange rate: -25.9%.

## The United States. Net attributable profit

(Million euros at constant exchange rate)



+1.5% (1)
215
218
55
80
79
15
80
73
65
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010
2011

(1) At current exchange rate: -2.5%.

The United States 43

September 2011. Unless otherwise noted, the figures referred to below are given at constant exchange rates.

Over the first nine months of the year, this area generated a net attributable profit of €218m, a year-on-year increase of 1.5%. The most important part of the income statement continues to be risk containment. This is reflected in the figures for impairment losses on financial assets, which were down over the year by 38.8%. This has in turn had a positive impact on the risk premium in the area, which was 1.04% at the close of September (1.16% as of 30-Jun-2011). It is also worth highlighting that these favorable figures for loan-loss provisioning are not having a negative impact on coverage in the United States, which increased by over two percentage points over the quarter to 69%. The NPA ratio also improved, closing on 30-Sep-2011 at 3.9% (4.2% as of 30-Jun-2011).

In terms of business activity, the area is continuing with its process of altering the loan-book mix. In the third quarter of 2011, the favorable new production figures for target lending portfolios have offset falling loans to the developer sector. This explains the quarter-on-quarter growth of 1.6% in gross lending to customers in the area to €38,456m as of 30-Sep-2011. Customer funds stood at €35,335m as of 30-Sep-2011, with the focus still on those with lower costs.

BBVA Compass banking group

The BBVA Compass banking group (hereinafter, BBVA Compass) basically includes the retail and corporate banking business in the United States, excluding Puerto Rico. This unit has taken several key steps in 2011 to improve its position with respect to operations in the current economic environment and thus maintain profitability.

Gross customer lending closed 30-Sep-2011 at €31,503m, practically the same amount as in September 2010 and 2.7% above that for 30-Jun-2011. The C&I portfolio (not including developer loans nor secured loans) showed the biggest rise in the quarter, at 12.7%. Recent industry data report for the sector released by the Federal Reserve showed that corporate lending increased 3% on the previous quarter. Residential real estate is also up, in line with the bank’s new management priorities, with a quarter-on-quarter rise of 4.4% and a year-on-year rise of 29.9%. In contrast, loans to the developer sector continue to fall, both over the quarter (down 5.6%) and over the year (down 31.4%), in line with the strategy of reducing risk in these type of portfolios and to improve positions in the commercial, industrial and residential real estate segments.

In customer funds BBVA Compass has also managed to reduce high cost deposits and increase those of lower cost. In fact, the percentage of non-interest bearing deposits out of the total rose from 25.8% at 30-Sep-2010 to 29.4% as of 30-Sep-2011.

The above explains the favorable trend in deposit cost figures, which have fallen over the last year by 20 basis points from 0.62% to 0.42%. Yield on loans fell, but to a lesser extent, by 12 basis points over the same time period. Thus BBVA Compass is continuing to improve its customer spread, which as of 30-Sep-2011 stood at 3.94% (up 8 basis points from the same date the previous year and 2 basis points from the close of the previous quarter). As a result, the bank has managed to maintain its quarterly net interest income at practically the same level as in the previous quarter. In fact, BBVA Compass has the best net interest income / ATA ratio within its peer group. According to data from the second quarter of 2011, this ratio was above 3.96% (following local criteria) for the previous six quarters, while the median for the rest of the sector was 3.52%.

Regulatory pressures have not prevented BBVA Compass from making constant improvements to its fee structure. Retail lending and insurance premiums have more than offset the negative impact on service charges during the year resulting from regulatory changes. In fact, BBVA Compass actually increased service charges in this quarter, proving the bank’s swift response and ability to compensate for lost income.

With respect to other revenues, of particular note is the increase in the allocation to the Federal Deposit Insurance Corporation (FDIC). In all, the Bank’s gross income YTD stands at €1,454m (down 7.0% year-on-year).

BBVA Compass. Loan mix

(Percentage)

September 2010 September 2011

Construction real estate 14.2 Commercial 33.4

Commercial 28.4 Construction real estate 9.5 Commercial real estate 18.3

Residential real estate 18.7 Consumer 14.9 Consumer 16.8 Commercial real estate 21.8 Residential real estate 23.8

BBVA Compass. Deposit mix

(Percentage)

September 2010 September 2011

Non interest bearing accounts 25.8 Time deposits 22.1

Time deposits 27.4 Non interest bearing accounts 29.4

Average cost of deposits 0.60 Average cost of deposits 0.42

Interest bearing accounts 46.8 Interest bearing accounts 48.6

44 Business areas

BBVA Compass. Net interest income/Impairment losses on financial assets

(Percentage)

3.7

3.3 3.5

3.5 3.3

Net interest income/ATA

2.8 2.6 3.8 3.4 4.4

Impairment losses on financial assets/ATA 1.3 1.3 0.9 1.0 0.8

3Q 4Q 1Q 2Q 3Q

2010 2011

Developer loans over BBVA Compass total loan portfolio

(Percentage)

22.3 14.2 9.5

September

2009

September

2010

September

2011

Operating expenses continue to be held in check, despite the investment in both people and technology. They increased by only 1.0% with respect to the figure for the same period last year. Overall, the operating income fell by 19.4% to €494m. However, the improvement in credit quality continues to be a key factor in the profitability of BBVA Compass. In the third quarter of 2011 all the main business units of BBVA Compass improved their credit quality on the previous quarter. NPA were down €78 million (a quarter-on-quarter drop of 5.7%), and impairment losses on financial assets year to date to September were down 36.0% year-on-year. This has not affected the bank’s coverage ratio, which was 7.3 percentage points better as of 30-Sep-2011 than on the same date last year and 1.9 percentage points better than the close of June 2011. Thus the cost of risk in annualized terms has fallen in the last 12 months from 1.89% to 1.23%, with a reduction over the quarter of 10 basis points. As a result, the net attributable profit amounted to €159m (up 28.0% year-on-year).

This means that BBVA Compass has achieved organic capital growth and maintains consistently strong core capital ratios. According to local criteria, the bank has a core capital (Tier I) ratio of 11.7% and leverage ratio of 9.5%.

BBVA Compass is divided into three main business units: Retail, Commercial banking, and Wealth Management. Retail lending increased 12.4% over the year (up 3.1% over the quarter) to €13,500m, while deposits fell by 3.7% year-on-year (–2.8% quarter-on-quarter) to €21,918m. In commercial banking, loans were up by 8.2% from September 2010 and 4.5% from June 2011 to €13,889m, while deposits were up at a year-on-year rate of 6.6% (down 1.9% over the quarter) to €8,985m.

BBVA Compass continues to stand out from the competition by customer service. Thanks to more than 50 schemes being implemented, new customer retention and cross-sell ratios have increased steadily over the last three quarters. Moreover, the Bank continues to launch new products and innovate in order to maintain its competitive edge despite the changing regulatory environment. A prime example is the introduction of the Business Rewards credit card this quarter, which offers exclusive discounts of up to 30% on QuickBooks purchases and business savings through the Visa Savings Edge scheme. The card has no annual fee attached. Other new products include a SafeSpend Card and a Charge Card, both of which offer several attractive features. Distribution networks are being improved through ongoing technological updates in branches and better access via both cell phones and the Internet. This can be seen by the 75% increase so far this year in the number of customers who access the bank through their cell phones.

Finally, employees continue to be very active in their respective communities, where they participate in both local and national initiatives. One notable project is volunteer participation to rebuild schools within the bank’s footprint, to which over 715 employees have contributed their time and effort so far this year. The “Compass For Your Cause” program, which benefits non-profit organizations, has more than tripled in the last year with a record 11,000 people taking part.

The United States 45

Corporate Activities

Income statement

(Million euros)

Corporate Activities

January-Sep. 11 % January-Sep. 10

Net interest income (460) n.m. 226

Net fees and commissions (165) 3.7 (159)

Net trading income 161 (73.5) 607

Other income/expenses 163 (11.1) 184

Gross income (300) n.m. 857

Operating costs (690) 15.5 (598)

Personnel expenses (387) 12.7 (344)

General and administrative expenses (105) 20.8 (87)

Depreciation and amortization (198) 18.5 (167)

Operating income (991) n.m. 260

Impairment on financial assets (net) (54) (94.1) (916)

Provisions (net) and other gains (losses) (692) 30.3 (531)

Income before tax (1,737) 46.3 (1,188)

Income tax 766 105.3 373

Net income (972) 19.2 (815)

Non-controlling interests 1 (78.6) 7

Net attributable profit (970) 20.1 (808)

Balance sheet

(Million euros)

Corporate Activities

30-09-11% 30-09-10

Cash and balances with central banks (2,141) n.m. 1,285

Financial assets 25,989 (2.0) 26,527

Loans and receivables (3,740) 150.4 (1,494)

Loans and advances to customers (3,460) n.m. (673)

Loans and advances to credit institutions and other (281) (65.8) (821)

Inter-area positions (56) (99.8) (27,947)

Tangible assets 3,107 3.7 2,995

Other assets 19,238 17.1 16,431

Total assets/liabilities and equity 42,397 138.2 17,797

Deposits from central banks and credit institutions 2,653 n.m. 389

Deposits from customers 32,227 n.m. 4,383

Debt certificates 75,865 (13.4) 87,632

Subordinated liabilities 3,327 (54.0) 7,232

Inter-area positions (74,523) (9.8) (82,645)

Financial liabilities held for trading (3,110) (22.7) (4,023)

Other liabilities (4,803) 135.8 (2,037)

Valuation adjustments (3,414) n.m. (128)

Shareholders’ funds 38,995 36.3 28,611

Economic capital allocated (24,821) 14.8 (21,617)

46 Business areas

This area includes all those activities not included in the business areas. These are basically the costs of the headquarters with strictly corporate functions, certain allocations to provisions such as early retirements and others also of a corporate nature. The area also includes the assets and liabilities derived from the management of structural liquidity, interest-rate and exchange-rate risks by the Assets and Liabilities Management unit, as well as their impact on earnings that are not recognized in the business areas via transfer pricing. Finally, it includes certain portfolios and assets, and their results, whose management is not linked to customer relations, such as Holdings in Industrial and Financial Companies and Real Estate Management.

Between January and September 2011, net interest income amounted to a negative €460m, as compared to the positive €226m for the same period in 2010. As commented in previous quarters, this variation is due to the finalization of the mortgage loan repricing after the 2009 fall in interest rates and the subsequent rise of the interest rate curve in the euro zone. The above, together with NTI below that of the last twelve months, due to the lack of earnings from portfolio sales and the loss of asset value caused by the turbid market situation, resulted in gross income of –€300m (+€857m in the same period in 2010). Operating expenses amounted to €690m, as a result of investments made at corporate level, mainly in technology, brand and infrastructures. As a result, the operating income was –€991m (+€260m 12 months ago).

Impairment losses on financial assets totaled €54m, as compared to the €916m the previous year, in which additional provisions were allocated to take advantage of the high level of NTI. Furthermore, the increase in provisions (net) and other gains/losses stood at –€692m, which is due primarily to greater provisions on real estate and foreclosed assets. As a result, the accumulated net attributable profit as of September 2011 was –€970m (–€808m in the same period of 2010).

Assets/Liability Management

The Assets and Liabilities Management unit is responsible for actively managing structural interest-rate and foreign exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Liquidity management helps to finance the recurrent growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management continues to be to encourage the financial independence of its subsidiaries in the Americas. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business. Short-term and long-term wholesale financial markets were affected by heightened uncertainty along the third quarter of 2011. The long-term markets have remained practically closed to the European financial sector, with the exception of the issue of several covered bonds in the last week of August. Moreover, the short-term markets have been affected by the lack of appetite of American investors due to the uncertainties regarding the possible effects of the Greek default on the French banking system and the sustainability of Italian finances. Against this backdrop, BBVA’s proactive policy in its liquidity management, its retail business model and a smaller volume of assets give it a comparative advantage against its European peers. BBVA has already covered its medium- and long-term financing needs for 2011 thanks to the total issued in the year (approximately €10,000m), as well as the liquidity contributed by its main businesses in Spain. In addition, the debt maturity profile for the coming years, with an average of €10,000m per year, can be addressed comfortably in a scenario of very low lending activity in Spain and natural growth of customer deposits. The favorable trend in the proportion of retail deposits in the structure of the balance sheet in all the geographical areas continues to allow the Group to strengthen its liquidity position and to improve its financing structure.

The Group’s capital management has a twofold aim: to maintain the levels of capitalization appropriate to the business targets in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through the efficient allocation of capital to different units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: shares, preferred shares and subordinated debt. In the first nine months of 2011, BBVA’s Annual General Meeting approved the introduction of a “Dividend Option” program, to offer shareholders a wider range of remuneration on their capital. In addition, in July 2011 the Board of Directors has approved the total conversion of the mandatory convertible subordinated bonds issued in September 2009 (worth €2,000m) into newly issued BBVA ordinary shares. In conclusion, the current levels of capitalization ensure the Bank’s compliance

Corporate Activities 47

with all of its capital objectives, as has been recognized in the EBA stress tests published in July 2011.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises in the Americas, aims to preserve the Group’s capital ratios and ensure the stability of its income statement. In the six months ended June 30, 2011, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, with aggregate hedging of close to 50%. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected in the Americas for 2011 is also strictly managed. In the first nine months of the year, hedging has mitigated the negative impact of exchange rates on the capital and the Group’s income statement. For the rest of 2011, and 2012 as a whole, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term regardless of interest-rate fluctuations. In the first nine months of 2011, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps, FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Holdings in Industrial and Financial Companies

This unit manages the portfolio of industrial and financial investments in companies operating in the telecommunications, media, electricity, oil, gas and financial sectors. Like Asset/Liability Management, this unit lies within the Group’s Finance Division.

BBVA applies strict requirements to this portfolio regarding risk-control procedures, economic capital consumption and return on investment, diversifying investments across different sectors. It also applies dynamic hedging and monetization management strategies to its holdings. In the first nine months of 2011, it invested €440m and divested €180m.

As of 30-Sep-2011, the market value of the Holdings in Industrial & Financial Companies portfolio was €3,954m, with unrealized capital gains of €428m.

48 Business areas

Other information:

Wholesale Banking & Asset Management

Income statement

(Million euros)

Wholesale Banking & Asset Management

January-Sep. 11% % (1) January-Sep. 10

Net interest income 1,153 0.8 2.3 1,144

Net fees and commissions 632 2.6 3.7 616

Net trading income 222 (30.8) (28.7) 320

Other income/expenses 70 (1.7) (3.7) 71

Gross income 2,077 (3.5) (2.1) 2,151

Operating costs (705) 14.5 15.5 (615)

Personnel expenses (419) 11.3 12.1 (376)

General and administrative expenses (276) 19.4 20.9 (231)

Depreciation and amortization (10) 19.5 20.0 (9)

Operating income 1,372 (10.6) (9.2) 1,535

Impairment on financial assets (net) (61) 5.7 7.4 (58)

Provisions (net) and other gains (losses) (7) n.m. n.m. 5

Income before tax 1,304 (12.1) (10.6) 1,483

Income tax (382) (8.7) (6.9) (419)

Net income 922 (13.4) (12.1) 1,064

Non-controlling interests (60) (20.2) (16.1) (75)

Net attributable profit 862 (12.9) (11.8) 989

(1) At constant exchange rate.

Balance sheet

(Million euros)

Wholesale Banking & Asset Management

30-09-11% % (1) 30-09-10

Cash and balances with central banks 8,531 66.1 67.4 5,136

Financial assets 79,683 9.5 (9.3) 72,759

Loans and receivables 74,713 13.5 14.5 65,838

Loans and advances to customers 55,016 6.9 8.1 51,466

Loans and advances to credit institutions and other 19,696 37.0 36.9 14,372

Inter-area positions - n.m. n.m. 25,955

Tangible assets 47 3.1 3.5 45

Other assets 2,527 13.0 13.4 2,237

Total assets/liabilities and equity 165,500 (3.8) (3.2) 171,970

Deposits from central banks and credit institutions 53,728 1.2 2.5 53,075

Deposits from customers 48,972 (21.6) (21.3) 62,481

Debt certificates (117) n.m. n.m. 0

Subordinated liabilities 1,462 (21.3) (21.4) 1,857

Inter-area positions 2,449 n.m. n.m. -

Financial liabilities held for trading 48,819 8.9 9.0 44,825

Other liabilities 6,352 (0.1) 1.2 6,358

Economic capital allocated 3,836 13.7 13.6 3,374

(1) At constant exchange rate.

Other information: Wholesale Banking & Asset Management 49

WB&AM highlights in the third quarter

Resilience of customer revenues in an especially complicated quarter for the markets.

Leadership in several of the wholesale banking operations in Europe and Latin America.

High asset quality.

The Wholesale Banking & Asset Management (WB&AM) area handles the Group’s wholesale businesses and asset management in all the geographical areas where it operates. It is organized in three main business units: Corporate and Investment Banking (C&IB), Global Markets (GM) and Asset Management (AM).

Despite the complicated economic backdrop and the negative evolution of the financial markets, especially in the second and third quarters of 2011, the BBVA Group’s WB&AM has maintained a clear focus on the client and high recurrence and quality in its revenues. This was due to the Group’s outstanding business model, which is strongly based on a solid relationship with its customers and low leverage levels. This business model in the current economic situation allows BBVA to recover competitiveness against a backdrop that has forced other banks to announce significant deleveraging plans.

The accumulated gross income as of September stood at €2,077m, down 2.1% at constant exchange rates compared to the same period of 2010. Broken down by geographical area, Asia has posted an excellent 29.3% year-on-year growth supported by its Global Markets unit. Europe, excluding Spain, recorded a 2.7% increase.

Investment in systems and the various growth plans underway in all the geographical areas have led to a 15.5% year-on-year increase in operating expenses, and resulted in an operating income amounting to €1,372m as of 30-Sep-2011, a 9.2% decrease compared to the same period of 2010.

The units in this area continue to show high asset quality, with a low NPA ratio, a high coverage ratio and loan-loss provisions that represent 5.1% of the operating income. As a result of these factors, the net attributable profit in the nine months ended 30-Sep-2011 was €862m (down 11.8% as compared to September 2010).

As of September 30, 2011, this aggregate recorded gross lending to customers of €55,683m and managed €50,140m in customer funds. Its year-on-year evolution varies by geographical area. Activity was down or remained stable in the developed markets (Spain and the United States, primarily), while it was up in emerging regions (Eurasia and Latin America).

The main transactions in the Group’s wholesale business in the third quarter of 2011 are summarized below:

In equity capital markets in Spain, BBVA participated as co-lead manager in the institutional tranche of Bankia’s IPO (€3,092m). In Asia, it acted as joint lead-manager in the international tranche of CITIC Securities going

WB&AM. Operating income

(Million euros at constant exchange rate)

-9.2% (1)

1,511 1,372

630 455 426 470 558 440 374

1Q 2Q 3Q 4Q 1Q 2Q 3Q

2010 2011

(1) At current exchange rate: -10.6%.

WB&AM. Net attributable profit

(Million euros at constant exchange rate)

-11.8% (1)

978 862

413 295 270 229 349 313 200

1Q 2Q 3Q 4Q 1Q 2Q 3Q

2010 2011

(1) At current exchange rate: -12.9%.

50 Business areas

public on the Hong Kong stock exchange (€1,252m). Finally, BBVA Bancomer, in Mexico, led the process of the Banregio Financial Group going public.

In Project Finance in Spain, BBVA signed three wind energy projects with clients like Enel Green Power and one for the Arenales solar thermal power plant with RREEF, Solar Millennium and OHL. It led the financing of the high-speed rail line between Brittany and Pays de la Loire in France and the A9 highway in Germany. Two examples of financing in Mexico include the Urbana Norte Highway and two hotel and real estate complexes with OHL, as well as the LNG Altamira Terminal. In Colombia, Chile and Peru, BBVA was selected to finance Reficar and the Andes Highway, and will also provide financial consulting for the electric train in Lima. And in the United States, it signed two projects for gas facilities in California: Walnut Creek with Edison Mission Energy and Los Esteros with Calpine, as well as mixed financing of bank facilities and bonds for Genesis. The Nextera solar thermal project should also be noted, as it is guaranteed by the US Department of Energy and is the most important transaction financed to date in the country in this sector.

In Corporate Finance, BBVA continued to consolidate its leadership position in the Spanish Merger and Acquisitions (M&A) market (15 transactions closed to date in 2011) and continues to be a key player in the American continent. In the third quarter of 2011, it provided consultancy services in four cross-border transactions: two sales of 7.7% of EDP to Endesa in two listed Brazilian companies (Ampla Energia and Ampla Investimentos), the sale of a retail package in Argentina from Repsol-YPF to private investors and, finally, the sale of Splau!, an Acciona shopping mall in Spain to Unibail-Rodamco.

Despite the situation of the credit markets, BBVA continued to support its customers through syndicated loans in the third quarter. In Europe, BBVA’s leadership in the two major transactions of acquisition financing was outstanding (SAB Miller and BHP Billiton). BBVA maintained the top position in the Dealogic rankings in corporate financing in Spain for its transactions with Red Electrica, FCC and Gamesa. It also led syndicated loans in other European countries for BASF, ESB, Autogrill and Vinci. Furthermore, it consolidated its leadership (second place bookrunner according to Dealogic) in Latin America with transactions such as Pemex and Nemak. In Brazil, BBVA headed the financing of Votorantim ($2.65 billion), one of the principal transactions in Latin America.

In Global Transactional Banking, the Institutional Custody unit earned the rating of “recommended” in both the domestic market category and in the Cross Border/Non-Affiliated category in the Agent Banks in Major Markets Survey carried out annually by the magazine Global Custodian. The most relevant aspect in Europe in the Transactional Trade Finance business, was the high level of activity achieved in the issue of economic guarantees on oil operations, for a total amount of US$566m in the quarter.

As regards Structured Trade Finance, it is worth noting the signing of financing for two projects for agro-industrial complexes in Angola for US$95m, the extension of a wind farm in the United

Kingdom for €193m and the rehabilitation of the Laguna Verde plant in Mexico for US$500m.

As regards Global Markets, in the first nine months of 2011, this unit recorded solid earnings in customer revenues in Spain, especially in credit-linked products, which grew 23% year-on-year. Broken down by client type, all (institutional investment, corporates, companies and retail) have increased revenues and activity compared to the same period the previous year. However, the positive course of revenues from corporate clients was especially outstanding, as they were up 97%. These favorable results were possible due to the customers’ trust in the division’s products and services. The above, in turn, is reflected in the earning of first place in the categories of Best Equity Structured Products, Best Equity and Risk Management, Best OTC Equity Market and Best Wholesale and Retail Equity Structured Product, all granted by Risk España. Also, Structured Retail Products awarded Global Markets the first place in Spain as Best Manufacturer and Best Manufacturer Equity Asset Class. However, the trading business was negatively affected in the third quarter of 2011 as a result of the general decline in asset values caused by the turbid state of market conditions. BBVA maintained its leading position for yet another quarter in equity brokerage in Spain, with a market share of 15.4% to September (up 2.7 percentage points since 30-Jun-2011), 6.9 percentage points above the next competitor.

Revenues from Global Markets in the rest of Europe and Asia rose 28.5% year-on-year. Those from customers, up 20.0% and the progress of the revenues obtained with the equities product (up 55.0%) were especially remarkable. The institutional customer has a major presence in business in this area. It grew 22% in the last year, though the corporate customer, which has contributed 35% of revenues, is gaining weight.

Customer revenues in Global Markets Mexico also recorded an excellent performance, with a year-on-year growth of 22%. Those from corporates and investors were noteworthy (up 72% and 16%, respectively).

In South America, revenues from customers in Global Markets increased 20% in credit, interest rates and FX products. Corporate and retail clients presented very positive growth (up 42% and 36% year-on-year, respectively).

In the United States, revenues from customers in Global Markets increased significantly for all types of customers and in credit and interest rates products.

Finally, BBVA Asset Management, with global assets under management of €70,531m, continues to be a key player in mutual fund and pension fund management in the geographical areas in which it operates. In Spain it holds a market share of 16.8% of assets in mutual funds and is the clear leader in the pension fund sector. It maintained its leading position in the management of mutual funds in Mexico and holds 22.5% of the market share. In the rest of the countries of Latin America, the unit has continued to grow in line with previous quarters, with a year-on-year increase in assets under management in mutual and pension funds of 16%.

Other information: Wholesale Banking & Asset Management 51

INVESTOR RELATIONS

Paseo de la Castellana. 81 – 22nd floor

E-28046 Madrid ‰ Spain

Tel,: +34 91 374 62 01

Fax: +34 91 537 85 12

Email: inversoresbbva@grupobbva.com

1345 Av, of the Americas. 45th floor

New York. NY 10105 - USA

Tel,: (+1 212) 728 16 60

Fax: (+1 212) 333 29 05

Email: ricardo.marine@bbvany,com

http://inversores.bbva.com

BBVA

3Q11

adelante.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2011	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer